Form 10-K405, Exhibit 13
period 1995-12-31
TRANS PACIFIC BANCORP
filed 1996-03-28
CIK 729661

1995 Annual Report

About The Company


Trans Pacific Bancorp is the holding
company of Trans Pacific National Bank,
an independent commercial bank with
branches in San Francisco and Alameda,
California.

Trans Pacific National Bank has been
providing financial services to local
middle-market businesses, professional
companies, and import/export companies
since 1984.

Trans Pacific Bancorp is listed on the
NASDAQ Bulletin Board system under the
symbol TPAE.

                             TABLE OF CONTENTS


FINANCIAL HIGHLIGHTS . . . . . . . . . . . . . . . . . . . . . . . . . . .3

LETTER TO SHAREHOLDERS . . . . . . . . . . . . . . . . . . . . . . . . . .4

FIVE YEAR FINANCIAL SUMMARY. . . . . . . . . . . . . . . . . . . . . . . .6

RESULTS OF OPERATIONS. . . . . . . . . . . . . . . . . . . . . . . . . . .7
Net Interest Income. . . . . . . . . . . . . . . . . . . . . . . . . . . .7
Provision for Loan Losses. . . . . . . . . . . . . . . . . . . . . . . . 10
Non-Interest Income. . . . . . . . . . . . . . . . . . . . . . . . . . . 10
Non-Interest Expense . . . . . . . . . . . . . . . . . . . . . . . . . . 11
Provision for Income Taxes . . . . . . . . . . . . . . . . . . . . . . . 11

ASSET QUALITY. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 11

ALLOCATION OF THE ALLOWANCE FOR
     LOAN LOSSES . . . . . . . . . . . . . . . . . . . . . . . . . . . . 13

ASSET/LIABILITY MANAGEMENT . . . . . . . . . . . . . . . . . . . . . . . 16

CAPITAL RESOURCES. . . . . . . . . . . . . . . . . . . . . . . . . . . . 18

REPORT OF THE INDEPENDENT AUDITORS
     . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 20

CONSOLIDATED FINANCIAL STATEMENTS
     . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 21

NOTES TO THE CONSOLIDATED FINANCIAL
     STATEMENTS. . . . . . . . . . . . . . . . . . . . . . . . . . . . . 27

TRANS PACIFIC BANCORP

     BOARD OF DIRECTORS. . . . . . . . . . . . . . . . . . . . . . . . . 45

TRANS PACIFIC NATIONAL BANK

     PRINCIPAL OFFICERS. . . . . . . . . . . . . . . . . . . . . . . . . 45

                           FINANCIAL HIGHLIGHTS


                          1995           1994            Increase


For the year
  Net Income        $       445,382     $       180,191          +147%
  Earnings Per Share           0.40                0.16          +150


At year end
  Loans                  38,340,437          32,368,367          +18
  Total Assets           64,826,520          56,770,772          +14
  Deposits               57,563,988          49,800,237          +16
  Shareholders' Equity    6,531,971           5,950,839          +10


Ratios
  Return on Average Equity     7.14%          3.03%
  Return on Average Assets     0.73%          0.30%
  Risk-Based Capital Ratio    16.81%         17.06%

LETTER TO SHAREHOLDERS


Financial Results

We are pleased to report that 1995 was a year of record earnings for Trans Pacific Bancorp. In the best performance in our 11 year history, the Company had net income of $445,382, or $0.40 per share. As discussed in detail under the "Financial Review" beginning on page 7, the improvement in financial results was due to higher net interest income, a reduced provision for loan losses, and reduced non-interest operating expenses. Improved asset quality also continues to contribute positively to our financial results.

Over the years, our results have been a direct reflection of the trends in California banking and the California economy, and 1995 was no exception. During the year, we are pleased to note a positive turnaround in results for many of the state's financial institutions, including local independent banks in the San Francisco Bay Area, which had previously been heavily burdened by asset quality problems.

We were also pleased to note that California's economy as a whole has improved for local middle-market businesses, professional companies, and import/export companies, all our traditional sources of business. We believe that the local economy will continue to improve in 1996 and this will lead to further job growth, increased personal income and additional capital spending by businesses, which is favorable for us.


Special Dividend

In order to provide our shareholders with a return, the Board has declared a special dividend of 8 cents per share to shareholders of record March 8, 1996. The dividend will be paid on March 29, 1996. While we have no immediate plans to begin paying regular dividends, we may pay dividends in the future based on our meeting certain profitability and capital goals.


Prospects for the Future

Our Corporate division will continue to its commitment to serve our core customers, middle-market businesses and professional companies. In 1995, Trans Pacific began to fund loans in conjunction with the Small Business Administration and we seek to increase our participation during 1996.

For our International division, we continue to see tremendous opportunity in the expansion of international trade in the Bay Area. We see international trade continuing to be a significant part of California's economy and growing over the next decade, with the Pacific Rim providing the biggest markets for the state's exports. We continue to be active in trade groups, seeking to outreach to emerging import/export entrepreneurs.

Around us, banking in California as we know it is going through significant changes as we go forward. The move towards consolidation continues with two significant local transactions: the acquisition of First Interstate Bank by Wells Fargo, and the acquisition of California Bancshares by U.S. Bancorp. In the past, these types of consolidations create great business development opportunities for companies such as Trans Pacific who emphasize customer satisfaction and quality service.

Despite the temporary industry upheaval, our plan is to continue to steadily focus on our goal to seek the best for our shareholders, employees and clients by striving for consistent growth in performance, profitability and opportunity.


Acknowledgements

As a final note, we would like to acknowledge the following individuals:

Peter Da Roza played a key part in establishing our International department in 1988. Peter passed away on January 19, 1996, after a lengthy illness. He was truly a pioneer in the area of trade finance and he will be missed not only by his co-workers here, but throughout the Bay Area banking community.

Daniel Y. Lee, the Bank's President, left the Company in February 1996 to become the controller of Wind River Systems in Alameda. In his 10 years at the Bank, Dan provided us with great leadership, especially during our most difficult times. We wish him the best of success in the future.

Merle Konigsberg and Warren Miller, two of the Company's founding directors, retired from the Board at the end of 1995, becoming our first two Directors Emeriti. Their hard work, wisdom and dedication to locally-owned, independent banking contributed greatly to the beginning and continued success of the Company.


/s/ James A. Babcock
Chairman


/s/ Eddy S.F. Chan
Chief Executive Officer

                        FIVE YEAR FINANCIAL SUMMARY

                    Summary of Consolidated Operations

                                                   Years ended December 31,

(in thousands except share data) 1995     1994     1993    1992     1991

Interest income               $ 4,855    4,259    4,433    5,920   7,550
Interest expense                1,799    1,369    1,617    2,646   4,183

  Net interest income           3,056    2,890    2,816    3,274   3,367

Provision for possible loan losses 40      173      889      662     349
Other income                      598      664      855      887     866
Other expense                   2,962    3,088    3,567    3,579   3,458

Income (loss) before taxes        652      293     (785)    (80)     426
Income tax expense (benefit)      207      113    (171)      20      228

  Net income (loss)           $   445      180     (614)    (100)    198

  Net income (loss)
    per share                 $  0.40     0.16    (0.54)   (0.09)   0.17

Average common shares
  outstanding              1,118,195 1,127,305 1,143,195 1,141,247 1,138,795


Year-End Financial Position
                                                   Years Ended December 31,

(in thousands)                   1995     1994     1993     1992    1991

Cash and cash equivalents   $   9,916    7,377    6,538   4,313      8,416
Investment securities          14,359   14,508   12,812  11,314     11,743
Loans, net                     38,340   32,368   39,566   50,033    54,165
Premises and equipment, net       933    1,037    1,015   1,281      1,484
Other assets                    1,279    1,481    5,078    5,430     2,980

     Total assets             $64,827   56,771   65,009   72,371    78,788



Deposits                      $57,564   49,800   57,823   63,916   68,398
Long Term Debt                      -       26       71      116      161
Other Liabilities                 731      994    1,188    1,863    3,720

     Total liabilities         58,295   50,820   59,082  65,895    72,279

Stockholders' equity            6,532    5,951    5,927    6,476   6,509

     Total liabilities and
  equity                      $64,827   56,771   65,009   72,371  78,788

                   MANAGEMENT DISCUSSION AND ANALYSIS

RESULTS OF OPERATIONS

The Company earned $445 thousand in 1995. This represented an improvement over net income in 1994 of $180 thousand, and the loss of $614 thousand in 1993. The 1995 net income reflects the effects of an improving California economy. Two major results were: More stable real estate values which enabled the sale of other real estate owned; and the strengthening financial condition of the Bank's customers, which led to improved asset quality compared to previous years.

On a per share basis, the 1995 net income was $0.40, compared to net income of $0.16 and net loss of ($0.54) in 1994 and 1993, respectively. In addition to the factors discussed above, the improvement in 1995 reflected improved net interest income, a decreased provision for loan losses and lower non-interest expense. The improvement in 1994 over 1993 was mostly due to a decreased provision for loan losses and lower non-interest expense. The Company's return on average total assets (ROA) was 0.73 percent in 1995, from
0.30 percent and (0.89) percent in the previous two years.  Return on equity
(ROE) in 1995 was 7.14 percent, compared with 3.03 percent in 1994 and (9.90) percent in 1993.

Components of Net Income (Loss)

(percentage of average earning assets)    1995     1994     1993

Net interest income                       5.74%    5.35%    4.93%
Provision for loan losses                (0.08)   (0.32)    (1.56)
Non-interest income                       1.12     1.23     1.50
Non-interest expense                     (5.55)   (5.72)   (6.24)
Taxes                                    (0.39)   (0.21)    0.30

  Net income (loss)                       0.84     0.33    (1.07)

Net income (loss) as a percentage
of average total assets                   0.73     0.30    (0.89)

Net Interest Income

Net interest income is the difference between interest income
(which includes yield-related net loan fees) and interest expense. The following table details the components of net interest income:

Components of Net Interest Income

(in thousands)                            1995     1994     1993

Interest Income                     $    4,855    4,259    4,433
Interest Expense                         1,799    1,369    1,617

  Net interest income               $    3,056    2,890    2,816

Average earning assets              $   53,212   53,987   57,121
Net interest margin                       5.74%    5.35%    4.93%

Net interest income in 1995 increased by $166 thousand, or 6 percent from 1994 to $3.1 million. Separately, interest income increased $596 thousand, or 14 percent, and interest expense increased $430 thousand, or 31 percent in 1995. The increase in interest expense was caused by an increase in cost of funds of 116 basis points due to competitive pressures in market rate and time deposits. The increase in interest income was due to the continued shift in the mix of the Bank's earning assets to higher-yielding loans from shorter term, lower-yielding investment securities, due to increased loan demand.
The net interest margin, which represents the average net yield on earning assets, rose in 1995; for 1995 the net interest margin was 5.74 percent, a 39 basis point improvement over 1994. In 1994, the net interest margin was 5.35 percent, which was a 42 basis point improvement over 1993, as deposit rates were slower to rise than loan rates, due to competitive pressures.

The following table is a summary of the changes in net interest income attributable to changes in either average balances or average rates for both interest-earning assets and interest-bearing liabilities in thousands for the years ended December 31, 1995 and 1994. Because of the numerous simultaneous volume and rate changes during any period, it is not possible to precisely allocate changes between volume and rate. For this table, the changes in interest earned and interest paid due to both rate and volume have been allocated to changes due to volume and rate in proportion to the relationship of absolute dollar amounts in each.


Rate and Volume Analysis                       Years ended December 31,

                                   1995 versus 1994         1994 versus 1993

                             Volume    Rate  Total  Volume   Rate  Total

Increase (decrease) in interest income
  due to Interest Earning Assets:
Loans                      $     56    489     545   (651)   244    (407)
Investment securities            73     10      83    271   (102)    169
Federal funds sold              (78)    59     (19)    20     61      81
Interest-bearing deposits
with banks                      (12)    (1)    (13)    (8)    (9)   (17)

  Total interest-
  earning assets            $    39     557    596   (368)     194  (174)

Increase (decrease) in interest expense
  due to Interest-Bearing Liabilities:
Deposits:
     Demand, interest-bearing $  23     223    246     4      (26)   (22)
     Savings                    (11)      1   (10)     5       (2)     3
     Time                       (70)    296    226  (192)    (39)   (231)
Other short-term borrowings     (27)     (3)   (30)   (2)       4      2

  Total interest-
  bearing liabilities      $   (85)    517    432   (185)   (63)  (248)

Net interest-earning assets$   124      40    164   (183)    257     74

The following table lists the average amounts, in thousands, outstanding for major categories of interest-earning assets (excluding non-accrual loans) and interest-bearing liabilities and the average interest rates earned, including loan fee income, and paid for the periods indicated.

Average Balances and Rates        Years ended December 31,

                                      1995                  1994

                                  Interest Average       Interest  Average
                            Average Income/ Yield/ Average Income/ Yield/ Balance Expense Rate Balance Expense Rate

Earning Assets:
Loans                      $ 35,866  3,844   10.72%  35,275   3,299   9.35%
Investment securities        12,694    739    5.82%  11,442     656   5.73%
Federal funds sold            4,283    249    5.81%   6,722     268   3.99%
Interest-bearing deposits
with banks                      369     23    6.23%     548      36   6.57%

  Total interest-earning
  assets                    $53,212   4,855   9.12%  53,987    4,259  7.89%

Interest-Bearing Liabilities:
Deposits:
  Demand, interest-bearing $ 23,421    789    3.37%  22,505      544  2.42%
  Savings                     1,179     26    2.21%   1,680       36  2.14%
  Time                       18,481    968    5.24%  20,616      743  3.60%
Other short-term borrowings     251     16    6.37%     885       46  5.20%

  Total interest-
  bearing liabilities      $ 43,332  1,799    4.16%  45,686    1,369  3.00%

  Net interest income            $   3,056                 $   2,890
  Net interest-earning assets yield           5.74%                   5.35%




                               1993

                                         Interest Average
                                  Average Income/  Yield/
                                  Balance Expense   Rate

Earning Assets:
Loans                            $ 43,430  3,706    8.53%
Investment securities               6,939    487    7.02%
Federal funds sold                  6,110    187    3.06%
Interest-bearing deposits with banks  642     53    8.26%

  Total interest-earning assets   $57,121  4,433    7.76%

Interest-Bearing Liabilities:
Deposits:
  Demand, interest-bearing       $ 22,354    566    2.53%
  Savings                           1,437     33    2.30%
  Time                             25,421    974    3.83%
Other short-term borrowings           916     44    4.80%

  Total interest-
  bearing liabilities            $ 50,128  1,617    3.23%

  Net interest income                  $   2,816
  Net interest-earning assets yield                 4.93%

Provision for Loan Losses

The level of the provision for loan losses during the past three years reflects continuous efforts to improve loan quality by enforcing strict underwriting and administration procedures and aggressively pursuing collection efforts with troubled debtors. The determination of the provision for loan losses and, correspondingly, the level of the allowance for loan losses is based on evaluation of changes in the nature and volume of the loan portfolio, overall portfolio quality, review of specific problem loans, prior loan loss experiences and current economic conditions which may affect the borrowers' ability to pay. The provision for loan losses was $40 thousand in 1995, compared with $173 thousand in 1994 and $889 thousand in 1993. The decrease in the provision for loan losses reflected the effects of improving asset quality, due in part to positive California economic trends.

For further discussion related to the provision for loan losses, see the section below entitled "Asset Quality".


Non-Interest Income

Components of Non-Interest Income

(in thousands)                        1995       1994       1993

Deposit account fees               $   282        268        275
Other charges and fees                 316        312        404
Other real estate                        -         84        146
Gain on sale of securities               -          -         30

                                   $   598        664        855


Non-interest income decreased 10 percent in 1995 to $598 thousand. The decline was due to zero income for other real estate owned, which includes rental income and the net gain on sales of other real estate owned (OREO), as the Bank had no foreclosed properties during 1995. Deposit account and other charges and fees were consistent with 1994 levels. In 1994, non-interest income decreased 22 percent from the previous year, due mainly to reduced commissions on letters of credit earned. Income for other real estate owned, which includes rental income and the net gain on sales of OREO, was lower as those properties were sold during the year.

Non-Interest Expense

Components of Non-Interest Expense

(in thousands)                        1995       1994       1993

Salaries and employee benefits     $ 1,720      1,627      1,587
Occupancy                              296        325        430
Data processing                        120        119        111
Amortization of deposit premium         99         99         99
Furniture and equipment                 97         95        120
Accounting                              85         81         85
Federal deposit insurance               58        142        147
Legal fees and costs                    36         38         71
Other real estate owned                  -        107        459
Other expenses                         450        456        458

                                   $ 2,961      3,089      3,567

Non-interest expense decreased to $2.96 million in 1995, a drop of 4 percent as compared to 1994, due primarily to a decrease in federal deposit insurance and in the expenses related to other real estate owned properties. Salaries and employee benefits rose 5.7 percent during the year, which includes incentive payments made under a management incentive plan implemented in 1995.

In 1994, non-interest expense decreased 13 percent versus 1993, due primarily to a decrease in the expenses related to other real estate owned properties sold in 1994. Salaries and employee benefits rose 2.5 percent over 1993; occupancy and furniture and equipment expense were lower by 24 percent and 21 percent, respectively, due to reduced depreciation as certain assets became fully depreciated in 1994.


Provision for Income Taxes

The 1995 income tax expense was $207 thousand compared to $113 thousand income tax expense in 1994 and $171 thousand benefit in 1993. The effective tax rate for 1995 was 32 percent , versus 38 percent in 1994 and (22) percent in 1993. The effective rate decreased in 1995 was due to a reduction in the valuation allowance for deferred tax assets. In 1993, the Company recognized a tax benefit due to the pretax loss which was carried back to recover prior years' taxes paid. Effective January 1, 1993, the Company adopted SFAS
109. There was no impact on the Company's net income from the adoption of SFAS 109.

ASSET QUALITY

The Company closely monitors the markets in which it conducts its lending operations. The two primary areas of lending for the Company are commercial and real estate loans, which in total comprise 94 percent of loans outstanding as of December 31, 1995. To control its exposure and concentration in real estate loans, the Company has established limits by type of collateral and purpose. To increase diversification of credit risk in commercial loans, the Company monitors commercial loans by business type and location.

Asset reviews are performed using grading standards and criteria similar to those employed by bank regulatory agencies. Assets receiving lesser grades are called classified assets and include all potential problem loans. These occur when known information about possible credit problems of borrowers cause management to have doubts as to the ability of such borrowers to comply with loan repayment terms. These loans have varying degrees of uncertainty and may become non-performing assets. While historically only a relatively small amount of classified assets have resulted in losses, such assets receive an elevated level of Management attention to ensure collection. All non-performing assets are included in classified assets. Other classified assets consist of other real estate owned. Classified assets at December 31, 1995, 1994 and 1993 are summarized below:


(in thousands)                        1995       1994       1993

Classified loans                   $  1,443      2,208     4,024
Other classified assets                  -          -      3,107

    Total classified assets        $  1,443      2,208     7,131

Reserve for loan losses as a
   percentage of classified loans       28%        18%        17%

Classified assets at December 31, 1995 decreased to $1.4 million from $2.2 million at prior year-end. This decrease reflects the successful collection efforts on many loans previously classified. These efforts were aided by an improving Bay Area real estate market where prices began to stabilize and improved borrowers' financial conditions. During 1994, classified decreased from $7.1 million to $2.2 million as the Company sold all foreclosed real estate during the year and from successful classified loan collections. The performance of any individual loans can be impacted by external factors such as the interest rate environment or factors particular to the borrower.


Non-Performing Assets and Restructured Loans

As of December 31, 1995 and 1994 there were no other restructured loans, foreign outstandings, loan concentrations or potential problem loans except as discussed below or in the Consolidated Financial Statements and related footnotes. See Note 1 of the Notes to Consolidated Financial Statements for a discussion of the Bank's policy on non-accrual loans.

Non-performing assets include non-accrual loans and other real estate owned. Loans are placed on non-accrual status upon reaching 90 days or more delinquent, unless the loan is well secured and in the process of collection. Interest previously accrued on loans placed on non-accrual status is charged against interest income. Loans secured by real estate, with temporarily impaired values and commercial loans to borrowers experiencing financial difficulties, may be placed on non-accrual status even if the borrowers continue to repay the loans as scheduled. Such loans are reinstated to an accrual status when all principal and interest amounts contractually due are reasonably assured of repayment within a reasonable period, and there is a sustained period of repayment performance in accordance with the contractual terms. When the ability to fully collect non-accrual loan principal is in doubt, cash payments received are applied against the principal balance of the loans until such time as full collection of the remaining recorded balance is expected, at which point any additional payments received are recorded as interest income on a cash basis.

Loans 90 days or more past due and still accruing, restructured loans, and non-performing assets are as follows for December 31, 1995, 1994, and 1993:

                                                    December 31,

(in thousands)                        1995       1994       1993

Loans 90 days or more past due
  and still accruing interest      $     -         66        118
Restructured loans                     635        635        635
Non-performing assets:
  Non-accrual loans                     45        352      1,281
  Other real estate owned                -          -      3,107
                                   $    45        352      4,388

Total                          $       680      1,053      5,141


The levels of non-performing assets has decreased significantly over the past three years due to both internal factors such as improved underwriting and monitoring of loans, and external factors such as an improving Bay Area economy and more stable real estate values. Non-performing assets were $45 thousand at December 31, 1995, down 87 percent from $352 thousand at December 31, 1994, due primarily to the resolution of non-accrual loans during the year. At December 31, 1995, other real estate owned was $0 and there were no foreclosure activity during the year.


ALLOCATION OF THE ALLOWANCE FOR LOAN LOSSES

The Bank has an established process to determine the adequacy of the allowance for loan losses based upon the risk of loss inherent in its portfolio. This process uses two complementary allocation procedures:
Specific credit allocations for problem loans; and an unallocated portion provided for the remaining loan portfolio. While management has made specific and general allocations to various portfolio segments, the total allowance for loan losses is general in nature and is available for the portfolio in its entirety.

The Bank's determination of the level of the allowance rests upon various judgments and assumptions, including portfolio composition and concentrations, lending policies, delinquency trends and general economic conditions. The Bank has a credit review and evaluation program which continuously reviews loan quality, incorporating internal and external credit review. The results of these reviews are reported to the Board of Directors. Such reviews also assist management in establishing the level of the allowance.

The table below provides a breakdown of the allowance for loan losses by loan category. Although management has allocated the allowance to specific loan categories, the adequacy of the allowance must be considered in its entirety. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Bank's allowance for loan losses. Such agencies may require the Bank to recognize additions to the allowance based on their judgement of information available to them at the time of their examination.

                                                        December 31,

(in thousands)                              1995               1994

                              Allowance % of Loans Allowance % of Loans

Domestic:
  Commercial                   $    226     1.22%    180    1.20%
  Real Estate - Construction          -       -       -         -
  Real Estate - Mortgage             82     0.45%     99    0.62%
  Consumer                            9     0.40%      -       -
Foreign                               -        -       -       -
Unallocated                          87        -     111       -

                               $    404     1.04%    390    1.19%


Effective January 1, 1995, the Company adopted Statement of Financial Accounting Standards No. 114, Accounting by Creditors for Impairment of a Loan, (SFAS
114), as amended by Standard of Financial Accounting Standards No. 118, Accounting by Creditors for Impairment of a Loan-Income Recognition and Disclosures (SFAS 118). Under SFAS 114 a loan is considered impaired when, based on current information and events, it is "probable" that a creditor will be unable to collect all amounts due (principal and interest) according to the contractual terms of the loan agreement. The measurement of impairment may be based on (i) the present value of the expected cash flows of the impaired loan discounted at the loan's original effective interest rate, (ii) the observable market price of the impaired loans, or (iii) the fair value of the collateral of a collateral-dependent loan. SFAS 114, as amended by SFAS 118, does not apply to large groups of smaller balance homogeneous loans that are collectively evaluated for impairment. The
Company generally identifies loans to be reported as impaired when such loans are in non accrual status or are considered troubled debt restructurings due to the granting of a below-market rate of interest or a partial forgiveness of indebtedness on an existing loan.

In measuring impairment for the purpose of establishing specific loan loss reserves, the Company reviews all impaired commercial and construction loans classified "Substandard" and "Doubtful". All "loss" classified loans are fully reserved under the Company's standard loan loss reserve methodology. Commercial and real estate loans that are not classified, groups of non-classified, smaller balance loans such as installment loans and preferred lines of credit, are evaluated collectively for impairment under the Company's standard loan loss reserve methodology and are, therefore, excluded from the specific evaluation using SFAS 114.

The following summarizes the Company's impaired loans at December 31, 1995:

                   Non-Accrual     Troubled Debt    Total Impaired  Specific
(in thousands)           Loans    Restructurings             Loans  Reserves
                 $          45          -                      45         5


The average balances of the Company's impaired loans for the year ended December 31, 1995 was $838 thousand. In general, the Company does not recognize any interest income on loans that are classified as impaired.

Changes in the allowance for loan losses for the years 1995 and 1994 were as follows:

(in thousands)                                   1995       1994

Balance, beginning of year               $        390        670
Charge-offs:
  Domestic:
    Commercial, financial and agricultural         63        117
    Real estate: construction                       -          -
    Real estate: mortgage                         221        504
    Installment loans to individuals                -         21
    Lease financing                                 -         -
  Foreign                                           -         -
Total charge-offs                                 284        642
Recoveries:
  Domestic:
    Commercial, financial and agricultural        255        157
    Real estate: construction                       -          -
    Real estate: mortgage                           3         32
    Installment loans to individuals                -          -
    Lease financing                                 -          -
  Foreign                                           -          -
Total Recoveries                                  258        189

    Net charge-offs                                26        453
Provision for possible loan losses                 40        173
Balance at end of year                   $        404        390

Ratio of net charge-offs during the year to
  average loans outstanding during the year      0.08%      1.24%


The Company has experienced reduced levels of chargeoffs over the past three year period due to both internal factors such as improved underwriting and monitoring of loans, and external factors such as an improving Bay Area economy and more stable real estate values. Net chargeoffs in 1995 were $27 thousand or 0.08 percent of average total loans, compared with $453 thousand or
1.24 percent in 1994 and $1 million or 2.23 percent in 1993. During 1993, the increase in net loan chargeoffs reflected the chargeoff of certain problem loans caused by a combination of the weak local economy and falling real estate values in the Bay Area.


ASSET/LIABILITY MANAGEMENT

The fundamental objectives of the Company's asset/liability management policy are to: (1) maintain liquidity and (2) minimize interest rate risk.


Liquidity

Liquidity is the ability to meet the present and future needs of customers for funds, primarily the funding of loans and deposit withdrawals. Liquidity is measured and managed at both the parent and banking subsidiary levels.
Bancorp is funded by dividend income from the Bank, as well as income from outside sources and through the issuance of equity. Bancorp uses its proceeds primarily to pay the Bank for administrative expenses.

In general, the primary source of liquidity for the Bank is the growth of core deposits (particularly demand deposits), and the orderly repayment of the Bank's loan portfolio. Because of the Bank's emphasis on relationship banking, the establishment of both loan and deposit relationships with customers, the Bank has a relatively stable, local deposit base, and brokering deposits is not considered necessary. To supplement short-term liquidity needs, the Bank maintains Fed Funds sold, time deposits with other financial institutions, short-term money market and securities available for sale that totalled approximately $19.1 million, or 29 percent of assets, at December 31, 1995. Additionally, the Bank has established unsecured line of credits with correspondent banks and reverse repurchase facilities with securities dealers. These credit facilities are subject to periodic review.

As shown in the Consolidated Statements of Cash Flows, liquidity, or cash and cash equivalents increased to $9.9 million at December 31, 1995 compared to $7.4 million at December 31, 1994. Net cash flows of $843 thousand, $896 thousand and $943 thousand were provided by operating activities in 1995, 1994, and 1993, respectively. Net cash flows of $7.4 million in 1995 were provided by financing activities, primarily due to increases in deposits, while $8.1 million and $6.5 million were used in financing activities in 1994 and 1993, respectively, principally to fund customer withdrawals of time deposits.

Net cash flows of $5.7 million were used in investing activities in 1995, primarily funding of loans. In 1994 and 1993, $8.0 million and $7.8 million, respectively, were provided by investing activities, primarily from loan principal repayments and in 1994, the sales of other real estate owned.


Interest Rate Risk

Bancorp evaluates its interest rate risk exposure by analyzing the interest rate sensitivity ofits balance sheet accounts. Interest rate sensitivity measures the interval of time before interest-earning assets and interest-bearing liabilities respond to changes in market rates of interest. The difference between the amount of assets and amount of liabilities which may be re-priced in the same time period is referred to as the "gap". If more assets than liabilities are re-priced at a given time, net interest income tends to improve in a rising rate environment and to decline with lower interest rates. If more liabilities than assets are re-priced under the same conditions, the opposite tends to prevail.

The table below shows the interest rate sensitivity of Bancorp based on asset and liability repricing characteristics, excluding non-accruing loans, at December 31, 1995 (in thousands). For this table, assets and liabilities are assumed to reprice or mature according to contractual repricing or maturity dates, except for market rate accounts which may be repriced at any time at the Company's discretion.


Re-pricing              Immediately 90 days 91-180 181-365  Over
Opportunity              Adjustable or less   days    days365 days   Total

Rate sensitive assets:

  Federal funds sold        $ 4,725      -       -      -       -    4,725
  Interest-bearing deposits       -      -     196     95     199      490
  Securities                    191  3,486   1,174  1,972   7,047   13,870
  Loans                      21,958  4,303   2,935    281   9,223   38,700

  Interest earning assets   $26,874   7,789  4,305   2,348 16,469   57,785


Rate sensitive liabilities:

  Market rate accounts      $26,914       -      -       -     -    26,914
  Savings                     1,024      -       -      -       -    1,024
  Time deposits               2,294   8,629   3,577  1,768  2,905   19,173
  Other borrowed funds            -      71    115       -     -       186

  Interest paying
  liabilities              $ 30,232   8,700   3,692  1,768  2,905    47,297


Gap                        $(3,358)   (911)    613     580  13,564   10,488
Cumulative gap             $(3,358) (4,269) (3,656) (3,076) 10,488


The table indicates that overall, Bancorp re-prices more assets than liabilities i.e., is asset-sensitive, and, therefore, generally earns a greater interest spread as interest rates increase and earns a lower interest spread as rates decrease. In the short-term, Bancorp reprices more liabilities than assets, and is liability-sensitive.

Depending on interest rate trends and forecasts, Bancorp has the opportunity to modify asset pricing or liability rates offered in a particular time frame in order to reduce interest rate sensitivity. The ability to manage these changes is affected by economic conditions, the competitive environment, and the policies of governmental and regulatory authorities. Additionally, certain assets and liabilities have option-like characteristics that may affect net interest income through the exercise of those options as interest rates change. Hedging strategies using interest rate futures and swaps, while available, are generally not used by Bancorp.


CAPITAL RESOURCES

The capital position of Bancorp represents the level of capital needed to support the operation and expansion of the Company and the Bank and to protect depositors and the deposit insurance fund from potential losses. Management regularly reviews capital adequacy to ensure that capital is consistent with Bancorp's and the Bank's expected growth. Through
December 31, 1995, Bancorp had never paid a cash dividend to stockholders.
On February 23, 1996, a special dividend was declared to shareholders of record March 8, 1996. Bancorp has no current plans to pay regular dividends.

Stockholder's equity totalled $6.5 million at December 31, 1995, up from $5.95 million at December 31, 1994 and $5.93 million at December 31, 1993. The increase in stockholder's equity was due to Bancorp's net income for 1995, the payoff of debt held by Bancorp's Employee Stock Ownership Plan and a decrease in the level of unrealized losses in the Bank's available-for-sale securities.

Bancorp and the Bank are subject to risk-based capital adequacy requirements which call for a minimum 8 percent total risk-based capital ratio, including a Tier 1 capital ratio of 4 percent. There are two categories of capital under the guidelines. Tier 1 capital includes common stockholders' equity and qualifying preferred stock, less certain intangible assets. Tier 2 capital generally includes, subject to limitations, preferred stock not qualifying as Tier 1 capital, mandatory convertible debt, subordinated and unsecured senior debt and the allowance for possible loan losses. The risk-based capital ratio is determined by weighing assets and off-balance sheet exposures according to their relative credit risks.

The Federal Reserve has also established a minimum capital requirement ratio. This ratio, Tier 1 capital to quarterly average total assets, operates in conjunction with the risk-based capital guidelines and limits the amount of leverage a bank can undertake. Currently, all banks must maintain at least a 3 percent leverage ratio. In general, however, only the top-ranked banking organizations may operate at the minimum capital levels. Other institutions will be expected to maintain ratios that are at least 100 to 200 basis points above the minimum levels of capital. It is management's intent to maintain capital ratios for Bancorp and the Bank above the regulatory well-capitalized levels, which are 6 percent for the Tier 1 capital ratio, 10 percent for the total risk-based capital ratio, and 5 percent for the Tier 1 leverage ratio.

Between December 1992 and September 1994, the Bank was required to maintain a Tier 1 capital ratio of at least 10.00%, and a leverage ratio of at least 6.00%, levels higher than the regulatory minimum, under the terms of the Bank's Formal Agreement with the Office of the Comptroller of the Currency. The Formal Agreement was terminated in September 1994.

Bancorp's and the Bank's capital ratios continued to exceed the minimum levels required and were above the regulatory well-capitalized levels throughout
1995.   Bancorp's and the Bank's capital ratios for 1995, 1994, and 1993 were:

                                                               December 31,

Capital Ratios                                   1995       1994     1993

Trans Pacific Bancorp:
  Tier 1 Capital Ratio                           15.81%   15.99%    12.05%
  Risk-Based Capital Ratio                       16.81%   17.06%    13.32%
  Leverage Ratio                                  9.85%    9.80%     8.26%

Trans Pacific National Bank:
  Tier 1 Capital Ratio                           16.06%   16.08%    11.97%
  Risk-Based Capital Ratio                       17.05%   17.14%    13.23%
  Leverage Ratio                                 10.03%    9.90%     8.23%


There are no known trends, events, or uncertainties that will have or that are reasonably likely to have a material effect on the Company's capital resources, liquidity, asset quality, or results of operations.

                    REPORT OF THE INDEPENDENT AUDITORS



To the Board of Directors and Stockholders of Trans Pacific Bancorp:


We have audited the accompanying consolidated balance sheets of Trans Pacific Bancorp and Subsidiary (the Company) as of December 31, 1995 and 1994, and the related consolidated statements of operations, changes in stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 1995. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Trans Pacific Bancorp and Subsidiary as of December 31, 1995 and 1994, and the results of their operations and cash flows for each of the years in the three-year period ended December 31, 1995, in conformity with generally accepted accounting principles.




/s/ KPMG Peat Marwick LLP

San Francisco, California
January 26, 1996



                     CONSOLIDATED FINANCIAL STATEMENTS

                   Trans Pacific Bancorp and Subsidiary
                       CONSOLIDATED BALANCE SHEETS
                        December 31, 1995 and 1994



Assets                                          1995        1994

Cash and due from banks (note 2)         $ 5,190,611   3,127,239
Federal funds sold                         4,725,000   4,250,000
Interest-bearing deposits with banks         489,713     687,017
Securities held to maturity,
  at amortized cost, (fair
  value of $9,518,140 as of December 31, 1994
  (note 3)                                         -   9,742,510
Securities available for sale,
  at fair value (note 3)                  13,870,220   4,077,976
Loans, net (notes 4, 10 and 11):
  Commercial                              18,555,335  14,965,760
  Real estate                             17,982,782  15,905,639
  Installment                                167,443     279,054
  Preference lines                         1,997,955   1,594,057
  Other                                       40,573      14,322

  Total loans                             38,744,088  32,758,832
  Allowance for loan losses                  403,651     390,465

  Loans, net                              38,340,437  32,368,367
Premises and equipment, net (note 5)         932,553   1,036,590
Customer acceptances outstanding              50,393     119,150
Deferred tax asset, net (note 6)                   -      46,000
Intangible assets                            437,141     536,121
Other assets                                 790,452     779,802

  Total assets                          $ 64,826,520  56,770,772







                                                                Continued

                   Trans Pacific Bancorp and Subsidiary
                        CONSOLIDATED BALANCE SHEETS
                        December 31, 1995 and 1994



Liabilities and Stockholders' Equity              1995      1994

Liabilities:
Non-interest-bearing demand deposits    $   10,453,322 11,355,927
Interest-bearing demand deposits            26,913,507 20,352,897
Savings                                      1,023,815  1,222,948
Time deposits (note 7)                      19,173,344 16,868,465

   Total deposits                           57,563,988 49,800,237


Accrued interest payable                       178,430   107,163
Other short-term borrowings                    186,432   513,917
Borrowings for
  Employee Stock Ownership Plan (note 9)          -       26,250
Acceptances outstanding                         50,393   119,150
Deferred tax liability, net (note 6)            30,700         -
Other liabilities                              284,606   253,216

   Total liabilities                        58,294,549 50,819,933


Commitments and contingencies (notes 12 and 16)


Stockholders' equity:
Common stock, no par value;
   10,000,000 shares authorized, 1,118,195
   shares issued and outstanding (note 8)    5,784,323 5,784,323
Retained earnings                              768,648   323,266
Deferred compensation - Employee Stock
   Ownership Plan (note 9)                           -   (26,250)
Net unrealized losses on securities
   available for sale (note 3)                 (21,000) (130,500)

   Total stockholders' equity                6,531,971 5,950,839


   Total liabilities
      and stockholders' equity         $    64,826,520  56,770,772

                     Trans Pacific Bancorp and Subsidiary
                   CONSOLIDATED STATEMENTS OF OPERATIONS
                Years Ended December 31, 1995, 1994 and 1993

                                      1995       1994       1993

Interest income:
Loans                           $3,843,432  3,298,910  3,706,545
Investment securities,
  including dividends              739,133    655,848    486,651
Deposits with banks                 23,240     36,481     52,871
Federal funds sold                 249,237    268,166    187,400

  Total interest income          4,855,042  4,259,405  4,433,467

Interest expense:
Deposits (note 7)                1,783,252  1,323,044  1,573,470
Other borrowed funds (note 9)       15,958     46,149     43,696

  Total interest expense         1,799,210  1,369,193  1,617,166

  Net interest income            3,055,832  2,890,212  2,816,301
Provision for
  possible loan losses (note 4)     40,000    173,000    889,000

  Net interest income after provision
     for possible loan losses    3,015,832  2,717,212  1,927,301

Non-interest income:
Gain on sale of securities               -          -     30,324
Service charges on
  deposit accounts                 282,349    267,998    275,430
Other real estate owned                  -     83,982    145,452
Other charges and fees             315,416    312,013    403,490

  Total non-interest income        597,765    663,993    854,696

Non-interest expense:
Salaries and employee
  benefits (note 9)              1,719,503  1,626,665  1,586,516
Occupancy                          295,734    325,051    429,981
Furniture and equipment             96,514     94,793    120,221
Other real estate owned                214    106,885    458,509
Other operating                    849,250    935,120    971,539

  Total non-interest expense     2,961,215  3,088,514  3,566,766

Income (loss) before income taxes  652,382    292,691   (784,769)
Income tax expense
  (benefit) (note 6)               207,000    112,500   (170,800)

  Net  income (loss)            $  445,382    180,191   (613,969)

Net income (loss) per share     $     0.40       0.16      (0.54)
Average common
  shares outstanding (note 8)    1,118,195  1,127,305   1,143,195


                     Trans Pacific Bancorp and Subsidiary
         CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
                Years ended December 31, 1995, 1994 and 1993


                                         Deferred
                                       Compensation-Unrealized
                                         EmployeeGains (losses)    Total
                                          Stock on Securities     Stock-
                 Common Stock   Retained OwnershipAvailableholder
                Shares Amount   Earnings   Plan  For Sale Equity


Balance at
 Dec. 31, 1992  1,143,195 $ 5,834,827 $ 757,044 $ (116,250) $  -    $ 6,475,621
Net loss               -            -  (613,969)     -         -       (613,969)
Debt reduction of ESO  -            -         -     45,000     -         45,000
Unrealized gains on
   securities available
   for sale, net of tax-            -         -      -     20,250        20,250


Balance at
 Dec. 31, 1993  1,143,195   5,834,827   143,075    (71,250) 20,250    5,926,902
Net income              -           -   180,191        -      -         180,191
Repurchase of
   common stock   (25,000)    (50,504)        -        -      -         (50,504)
Debt reduction of ESOP  -           -         -     45,000    -          45,000
Change in unrealized losses
   on securities available
   for sale, net of tax -           -         -        -   (150,750)   (150,750)


Balance at
 Dec. 31, 1994   1,118,195   5,784,323  323,266    (26,250)(130,500)   5,950,839
Net income               -           -  445,382          -        -      445,382
Debt reduction of ESOP   -           -        -     26,250        -       26,250
Change in unrealized gains
   on securities available
   for sale, net of tax  -           -        -          -  109,500      109,500


Balance at
 Dec. 31, 1995   1,118,195 $ 5,784,323 $ 768,648  $     - $ (21,000) $ 6,531,971

                            Trans Pacific Bancorp
                   CONSOLIDATED STATEMENTS OF CASH FLOWS
                Years Ended December 31, 1995, 1994 and 1993

                                                 1995       1994     1993

Cash flows from operating activities:
   Net income (loss)                 $         445,382   180,191  (613,969)
Adjustments to reconcile net income (loss) to
    net cash provided by operating activities:
   Depreciation and amortization               225,133   250,431   373,121
   Provision for loan losses                    40,000   173,000   889,000
   Provision for real estate owned                   -    75,000   346,451
   Loss (gain) on sale of other real estate owned    -   (48,135)   28,083
   Gain on sale of securities held for sale          -         -   (30,324)
   Deferred tax expense                         37,700         -   141,600
   Increase (decrease) in accrued
     interest payable                           71,267    11,183    (7,053)
   Increase (decrease) in other liabilities     31,390   (45,734)  (66,274)
   (Increase) decrease in other assets          (8,150)  300,556  (117,767)

Total adjustments                              397,340   716,301  1,556,837

Net cash provided by operating activities      842,722   896,492   942,868

Cash flows from investing activities:
   (Increase) decrease in loans funded,
      net of principal collected            (6,012,070) 6,843,566 9,356,173
   Proceeds from principal repayments and
      matured investment securities          4,265,543  7,725,811 5,491,052
   Proceeds from sale of securities held for sale    -         -  1,533,935
   Purchase of securities held to maturity           - (8,031,885)(8,461,151)
   Purchase of securities available for sale(4,169,277)(1,556,485)   -
   Net decrease (increase) in
      interest-bearing deposits with banks     197,304   (33,848)   (5,000)
   Purchase of premises and equipment          (22,116) (173,409)  (21,220)
   Proceeds from sale of other real estate owned     - 3,482,593   336,666
   Purchase of other real estate owned               -  (221,328) (437,994)

Net cash (used in) provided by
  investing activities                      (5,740,616) 8,035,015 7,792,461








                                                       continued . . .

                     Trans Pacific Bancorp and Subsidiary
             CONSOLIDATED STATEMENTS OF CASH FLOWS - CONTINUED
                 Years ended December 31, 1995, 1994 and 1993



                                                  1995      1994      1993

Cash flows from financing activities:
   Net increase (decrease) in demand
      deposits and savings             $     5,458,872 (1,650,467) (2,379,313)
   Net increase (decrease) in time deposits  2,304,879 (6,372,769) (3,713,158)
   Proceeds from other short-term borrowings   186,432  3,169,448   2,322,122
   Repayment of other short-term borrowings   (513,917)(3,187,665) (2,739,955)
   Repurchase of common stock                        -    (50,504)        -

Net cash provided by
   (used in) financing activities            7,436,266(8,091,957)  (6,510,304)
Net increase in cash and cash equivalents    2,538,372    839,550   2,225,025
Cash and cash equivalents
 at beginning of year                        7,377,239  6,537,689   4,312,664

Cash and cash equivalents at end of year    $9,915,611  7,377,239   6,537,689


Supplemental Disclosures of Cash Flow Information
   Non-cash investing and financing activities:
   Real estate acquired
      in settlement of loans                $        -   181,431   221,705
   Reduction of guaranteed ESOP obligation 26,250 45,000 45,000 Change in unrealized gains (losses) on securities available
     for sale, net of taxes                    109,500   150,750         -
   Transfer of held-to-maturity securities
     to available-for-sale                   6,594,663         -         -


   Cash paid for:
   Interest                          $       1,799,210 1,358,010 1,624,219
   Income taxes                                147,400       800    25,800

                    Trans Pacific Bancorp and Subsidiary
               NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


Note 1.   Business and Significant Accounting Policies

Trans Pacific Bancorp, a registered banking holding company (Bancorp), provides a full range of banking services to individual and corporate customers in Northern California through its wholly-owned subsidiary bank, Trans Pacific National Bank (the Bank). The Bank is subject to competition from other financial institutions and to regulations of certain agencies and undergoes periodic examinations by those regulatory agencies.


Summary of Significant Accounting Policies

The consolidated financial statements include the accounts of Bancorp and the Bank (the Company), and are prepared in conformity with generally accepted accounting principles and general practices within the banking industry.
The following is a summary of significant policies used in the preparation of the accompanying financial statements. In preparing the financial statements, Management has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of income and expenses for the periods presented, in conformity with generally accepted accounting principles. Actual results could differ from those estimates. Certain reclassifications have been made to balances in preceding years to conform to the current year presentation.


Cash and Cash Equivalents

For purposes of reporting cash flows, cash and cash equivalents include cash on hand, amounts due from banks and federal funds sold. Generally, federal funds are purchased and sold for a one day period.


Marketable Investment Securities

Marketable investment securities consist of US Treasury, mortgage-backed, corporate debt securities, and Federal Reserve stock. The Company adopted the provisions of Statement of Financial Accounting Standards No. 115, Accounting for Certain Investments in Debt and Equity Securities (Statement
115) at December 31, 1993. Under Statement 115, the Company classifies its debt and marketable equity securities in one of two categories: available-for-sale or held-to-maturity. Held-to-maturity securities are those securities in which the Company has the ability and intent to hold the security until maturity. All other securities not included in held-to-maturity are classified as available-for-sale. The Company engages in no securities trading activities.

Held-to-maturity securities are recorded at amortized cost, adjusted for the amortization or accretion of premiums or discounts. Available-for-sale securities are recorded at fair value. Unrealized holding gains and losses, net of the related tax effect, on available-for-sale securities are excluded from earnings and are reported as a separate component of stockholders' equity until realized. Unrealized gains and losses associated with transfers of securities from held-to-maturity to available-for-sale are recorded as a separate component of stockholders' equity.

Premiums and discounts are amortized or accreted over the life of the related security as an adjustment to yield using the effective interest method. Dividend and interest income are recognized when earned. Realized gains and losses for securities classified as available-for-sale and held-to-maturity are included in earnings and are derived using the specific identification method for determining the cost of securities sold.

A decline in the market value of any available for sale or held to maturity security below cost that is deemed other than temporary, results in a charge to earnings and the establishment of a new cost basis for the security.


Loans and Allowance for Loan Losses

Loans are stated at the amount of unpaid principal, net of deferred fees, and reduced by an allowance for loan losses. Accrual of interest is discontinued on loans which are more than 90 days delinquent when Management believes, after considering economic and business conditions and collection efforts, that the borrower's financial condition is such that collection of interest is doubtful unless the loans are well-secured and in the process of collection. When a loan is placed on non-accrual status, all interest previously accrued but not collected is charged against current period income. Income on such loans is then recognized only to the extent that cash is received and where the future collection of principal is probable.

Non-refundable fees and direct loan origination costs are deferred and amortized to income or expense over the expected loan period using a method that approximates the interest method.

The allowance for loan losses is established through periodic provisions for possible loan losses. Loans are charged against the allowance for loan losses when Management believes that the collectibility of the principal is unlikely. The allowance is a reserve to absorb possible losses on existing loans that may become uncollectible, based on evaluations of the collectibility of loans and prior loan loss experience. The evaluations include consideration of changes in the nature and volume of the loan portfolio, overall portfolio quality, review of specific problem loans, and current economic conditions that may affect the borrowers' ability to pay.

Management believes that the allowance for loans losses is adequate. While Management uses available information to recognize losses on loans, future additions to the allowance may be necessary based on changes in economic conditions. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Company's allowance for loan losses. Such agencies may require the Company to recognize additions to the allowance based on their judgment of information available to them at the time of their examination.


Premises and Equipment

Premises and equipment are stated at cost less accumulated depreciation, which is computed using the straight-line method over the estimated useful lives of the assets (3 to 20 years). Leasehold improvements are amortized over their estimated useful lives or the terms of the respective leases, whichever is shorter. Fully depreciated assets are removed from the Company's Balance Sheet.


Impairment of Long-Lived Assets

In 1995, the Financial Accounting Standard Board issued the Financial Accounting Standards No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of (SFAS 121). Under the provisions of SFAS 121, long-lived assets and certain identifiable intangibles to be held and used by an entity are required to be reviewed for impairment whenever events or changes indicate that the carrying amount of an asset may not be recoverable. The Company will implement SFAS 121 in January 1996. Management believes that the adoption of this statement will not have a material impact on the Company's financial condition.


Other Real Estate Owned

Other real estate owned, consisting of real estate acquired in the settlement of loans is carried at the lower of cost or the fair value less estimated selling costs. Fair value represents the amount that could be reasonably expected in a current sale (other than a forced or liquidation sale) between a willing buyer and a willing seller and is generally based upon an independent property appraisal. When the property is acquired, any excess of the loan balance over fair value of the property is charged to the related allowance for loan losses. Subsequent write-downs due to the declines in independent property appraisals, and routine holding costs are included in other real estate owned expense.


Core Deposit Intangibles

Core deposit intangibles are amortized over the estimated average life (10 years) of the acquired deposit base using the straight line method.


Net Income (Loss) per Share

Net income (loss) per share is computed by dividing net income (loss) by the average number of shares outstanding during the period. The impact of common stock equivalents, primarily stock options, is not material.

Income Taxes

The Company and its subsidiaries file consolidated tax returns. For financial reporting purposes, the income tax effects of transactions are recognized in the year in which they enter into the determination of recorded income, regardless of when they are recognized for income tax purposes. Accordingly, the provisions for income taxes in the consolidated statements of income include charges or credits for deferred income taxes relating to temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements.


Note 2.   Restricted Cash Balances

Federal Reserve Board regulations require reserve balances on deposits to be maintained by the Bank with the Federal Reserve Bank. The required reserve balances were $279,000 and $306,000 at December 31, 1995 and 1994, respectively.

As compensation for check clearing and other services, compensating balances of approximately $4,900,000 and $2,800,000 were maintained with correspondent banks at December 31, 1995 and 1994, respectively.


Note 3.   Investment Securities

The amortized cost, unrealized gains and losses and estimated fair value of major components of available for sale securities and held to maturity securities at December 31, 1995 and 1994 were as follows:

                                  Amortized Unrealized Unrealized
1995                                   Cost      Gains    Losses   Fair Value

Available for sale:
  US Treasury securities        $ 6,785,849    22,822     (9,687)   6,798,984
  Government Agency securities    2,500,000     2,650          -    2,502,650
  Mortgage-backed securities      2,690,646    24,340    (15,788)   2,699,198
  Corporate debt securities       1,366,002         -    (52,337)   1,313,665
  Federal Reserve stock
    and other securities            555,723         -          -      555,723

                               $ 13,898,220     49,812    (77,812) 13,870,220

                                 Amortized Unrealized  Unrealized
1994                                   Cost      Gains    Losses   Fair Value

Held to maturity:
  US Treasury securities        $ 8,285,393       949   (187,896)   8,098,446
  Mortgage-backed securities      1,457,117     8,472    (45,895)   1,419,694

                               $  9,742,510     9,421   (233,791)   9,518,140

Available for sale:
  US Treasury securities          1,505,500         -    (32,398)   1,473,102
  Mortgage-backed securities    $   992,725     4,853    (56,056)     941,522
  Corporate debt securities       1,410,357         -    (90,399)   1,319,958
  Federal Reserve stock
    and other securities            343,394         -          -      343,394

                               $  4,251,976     4,853   (178,853)   4,077,976

The amortized cost and estimated fair value of investment securities at December 31, 1995 and 1994, by contractual maturity are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

1995                                         Amortized Cost     Fair Value
Available for sale:
  Due in one year or less                   $  5,237,875          5,242,447
  Due after one year through five years        5,605,299          5,564,175
  Mortgage-backed securities                   2,690,646          2,699,198
  Federal Reserve Stock and other securities     364,400            364,400

                                          $   13,898,220         13,870,220


1994                                         Amortized Cost     Fair Value
Held to maturity:
  Due in one year or less            $         4,447,696          4,422,490
  Due after one year through five years        3,837,697          3,675,956
  Mortgage-backed securities                   1,457,117          1,419,694

                                             $ 9,742,510          9,518,140
Available for sale:
  Due in one year or less                      $ 132,894            132,894
  Due after one year through five years        2,915,857          2,793,060
  Mortgage-backed securities                     992,725            941,522
  Federal Reserve Stock and other securities     210,500            210,500

                                              $4,251,976          4,077,976


There were no sales of securities during 1995 or 1994. In November 1995, the Financial Accounting Standards Board issued a special report, A Guide to Implementation of Statement No. 115, on Accounting for Certain Investments in Debt and Equity Securities -- Questions and Answers (the Special Report). The Special Report allowed companies to reassess the appropriateness of the classifications of all securities held and account for any resulting reclassification at fair value. Reclassifications from this one-time reassessment will not call into question the intent of an enterprise to hold other debt securities to maturity in the future, provided that it was performed by December 31, 1995. The Company adopted the reclassification provision stated in the Special Report prior to December 31, 1995 and transferred approximately $6.6 million of held-to-maturity securities into available-for-sale. The unrealized pretax gain upon transfer was approximately $15,000 as of December 31, 1995.

Investment securities with an amortized cost of approximately $2,835,000 and $1,896,000 at December 31, 1995 and 1994, respectively, were pledged to secure public deposits and for other purposes required or permitted by law.


Note 4.   Loan Concentrations and Allowance for Loan Losses

The majority of the Bank's business is done with customers located in Northern California, specifically in the San Francisco Bay Area. The Bank has a significant amount of credit arrangements that are secured by real estate collateral. Generally, the Bank attempts to maintain loan to value ratios no greater than 65 percent on commercial and multi-family real estate loans and no greater than 80 percent on single-family residential real estate loans. At December 31, 1995 and 1994, the Bank had loans outstanding of approximately $17,983,000 and $15,906,000 respectively, that were collateralized by local real estate.

Changes in the allowance for loan losses were as follows:


                                    1995        1994        1993

Balance, beginning of year  $    390,465     670,116     795,251
Provision for
  possible loan losses            40,000     173,000     889,000
Loan charge-offs                (284,860)   (641,849) (1,026,106)
Recoveries of loan charge-offs   258,046     189,198      11,971

Balance, end of year        $    403,651     390,465     670,116

Net loan chargeoffs, as a percentage
  of average total loans           0.08%       1.24%       2.23%


Non-accrual loans were $45,199, $352,330, and $1,281,321, at December 31, 1995, 1994, and 1993, respectively. At December 31, 1995, there were no additional loan commitments to borrowers whose loans were identified as non-accrual.

Loans that were restructured were $0, $0, and $635,000, at December 31, 1995, 1994, and 1993, respectively. At December 31, 1995, there were no additional loan commitments to borrowers whose loans were identified as restructured.

The following is a summary of interest foregone on non-accrual and restructured loans for the years ended December 31:


(in thousands)                      1995        1994        1993

Interest income that would have been
  recognized had the loans performed
  in accordance with their original
  terms                     $      4,474      18,837     176,978
Less: Interest income recognized on
  non-accrual and restructured loans   -           -     (73,121)

Interest foregone on non-accrual and
  restructured loans        $      4,474      18,837     103,857



The Company adopted the provisions of Statement of Financial Accounting Standard No. 114, Accounting by Creditors for Impairment of Loan, as amended by SFAS No. 118, Accounting by Creditors for Impairment of a Loan-Income Recognition and Disclosures, effective January 1, 1995. SFAS 114 required entities to measure certain impaired loans based on the present value of future cash flows discounted at the loan's effective interest rate, or at the loan's market value or the fair value of collateral if the loan is secured.
A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement, including scheduled interest payments. If the measurement of the impaired loans is less than the recorded investment in the loan, impairment is recognized by creating or adjusting an existing allocation of the allowance for loan losses. The adoption of SFAS 114 did not have a material effect on the Company's financial statements, as the Company's policy of measuring loan impairment was consistent with methods prescribed in these standards. At December 31, 1995, the recorded investment in loans for which impairment was recognized in accordance with SFAS 114 totaled $45,199, of which there was a related reserve for loan losses of $4,520.

The average balances of the Company's impaired loans for the year ended December 31, 1995, was $838,282. In general, the Company does not recognize any interest income on loans that are classified as impaired.

Note 5.   Premises and Equipment

The following presents the cost of premises and equipment including leasehold improvements and the related accumulated depreciation and amortization at December 31:

                                                1995        1994

Premises and leasehold improvements    $   2,142,446   2,142,446
Furniture, fixtures and equipment            822,368   1,126,971

                                           2,964,814   3,269,417
Less accumulated depreciation
     and amortization                     (2,032,261) (2,232,827)

Premises and equipment, net            $     932,553   1,036,590

Depreciation and amortization expense related to premises and equipment amounted to $126,153, $151,443, and $287,766, in 1995, 1994 and 1993,
respectively.


Note 6.   Income Taxes

Income tax expense (benefit) for the years ended December 31, 1995, 1994, and 1993 consists of:

                                    1995        1994        1993

Current:
  Federal                 $      166,900      94,500    (314,000)
  State                            2,400      18,000       1,600

                                 169,300     112,500    (312,400)

Deferred:
  Federal                        (33,700)          -     119,290
  State                           71,400           -      22,310

                                  37,700           -     141,600

                          $      207,000     112,500    (170,800)

A reconciliation of the tax computed at the Federal statutory tax rate to the actual income tax rate on income is as follows:
                                    1995        1994        1993

Income tax expense (benefit)
  at the statutory tax rate         34.0%       34.0%      (34.0)%
State income taxes, net              7.5         4.0         3.0
Current year benefit derived from previously
  capitalized expenses                 -           -        (6.6)
Other, net                           3.9         0.4         0.3
Change in deferred tax
  asset valuation allowance        (13.7)          -        15.6

                                    31.7%       38.4%     (21.7)%

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities at December 31, 1995 and 1994 are presented below:

                                                1995        1994

Deferred tax assets:
  Book provision for loan losses
    in excess of tax                   $       2,800      39,900
  State taxes                                    800         800
  Net operating loss                               -      87,750
  Premises and equipment, principally due to
     differences between depreciation and
     amortization charged to income and
     amount deducted for tax purposes         42,200      26,600
  Adjustment for available-for-sale securities
     market valuation                          7,000      46,000
  Other, net                                   8,000       2,800
                                              60,800     203,850
  Less: valuation allowance                  (33,700)   (122,950)
     Total deferred tax assets                27,100      80,900

Deferred tax liabilities:
  Difference between accrual
     and cash taxable income                  57,800      34,900

     Total deferred tax liabilities           57,800      34,900

  Net deferred tax (liability) asset   $     (30,700)     46,000

Note 7.   Deposits

  Time deposits of $100,000 or more and their remaining maturities at December 31 are approximately as follows:

                                                1995        1994

  Three months or less                 $   6,992,000   5,866,000
  Four through six months                  1,971,000   2,161,000
  Seven through twelve months                759,000   1,763,000
  Over twelve months                         967,000     400,000

                                       $  10,689,000  10,190,000

Interest expense on time deposits of $100,000 or more was approximately $578,000, $437,000, and $557,000 for the years ended December 31, 1995,
1994 and 1993 respectively.


Note 8.   Common Stock and Stock Options

Bancorp has adopted a qualified stock option plan for officers and key employees (the Plan) under which a maximum of 100,000 shares of the Bancorp's common stock may be issued. The Plan calls for the exercise prices of the options to be equal to or greater than the fair market value of the stock at date of the grant. Since 1984, options for a total of 92,500 shares of common stock have been granted with an option price of $5.00 per share, with full vesting generally occurring within five to seven years of the grant date. The expiration period of vested options ranges from the years 1997 through 2000, or within six months of termination. The number of shares of common stock subject to options and exercisable at December 31, 1995 was 45,400.

In 1990, Bancorp adopted a non-qualified stock option plan for certain of its directors. Persons eligible to receive grants of options under this plan are directors of Bancorp and the Bank. The amount of shares of stock that may be subject to options granted under the plan is limited to 10% of the total number of issued and outstanding shares of Bancorp stock. In October 1990, stock options to acquire 35,000 shares of common stock were granted to the directors with an option price of $5.25 per share. In December 1995, stock options to acquire 28,750 shares of common stock were granted to the directors with an option price of $4.50 per share. These options are immediately exercisable and expire in ten years from the date of grant, or within six months of resignation. No options had been exercised as of December 31, 1995. The number of shares of common stock subject to these options and exercisable at December 31, 1995 was 56,250.

The following is a summary of transactions which occurred during 1993, 1994 and 1995:

                                               Options Outstanding

                                Officers & Employees   Directors

December 31, 1992                             35,000      35,000
  Options granted                             22,500           -
  Options expired/forfeited                        -      (7,500)
December 31, 1993                             57,500      27,500
  Options granted                             35,000
  Options expired/forfeited                  (30,000)
December 31, 1994                             62,500      27,500
  Options granted                                  -      28,750
  Options expired/forfeited                        -           -
December 31,1995                              62,500      56,250

Options exercisable at December 31, 1995      45,400      56,250


On October 23, 1995, the Financial Accounting Standards Board issued
Statement No. 123, Accounting for Stock-Based Compensation, (SFAS 123). The recognition provisions and disclosure requirements of SFAS 123 are effective January 1, 1996. SFAS 123 allows an entity to either (i) retain the current method of accounting for stock compensation (principally APB Opinion No. 25) for purposes of preparing its basic financial statements, or (ii) adopt a new fair value based method that is established by the provisions of SFAS 123. The Company plans to retain its current method of accounting for stock compensation when it adopts this statement in 1996, and thus, it will not have an impact on the Company's results of operations.

Note 9.   Employee Stock Ownership Plan

In July, 1990, the Bancorp created an Employee Stock Ownership Plan (ESOP) for the benefit of all employees who have worked for the Bank for one or more years. The ESOP borrowed $180,000 at a variable interest rate from a third party financial institution, to be repaid over a 5 year period. The loan was paid off in 1995. The proceeds from the borrowing were used to purchase 48,400 shares of Bancorp common stock for the ESOP which was pledged as
collateral for the borrowing.    For the years ended December 31, 1995, 1994,
and 1993, the Bank provided cash contributions of $26,250, $45,000 and $45,000, respectively, which were included in salaries and employee benefits. Interest expense on ESOP debt was $2,600, $6,300, and $8,200 for 1995, 1994 and 1993, respectively.


Note 10.  Related Party Transactions

In the ordinary course of business, the Bank makes loans to directors, officers, shareholders and their associates on substantially the same terms, including interest rates, origination and commitment fees, and collateral, as comparable transactions with unaffiliated persons, and such loans do not involve more than the normal risk of collectibility. At December 31, 1995, no related party loans were on non-accrual or classified for regulatory reporting purposes.

Total loans made to or guaranteed by the Bank's directors and officers and their related companies totaled $2,546,172 and $2,641,733 at December 31, 1995 and 1994, respectively. Activity related to loans to directors, officers and principal shareholders and their associates for the year ended December 31, 1995 and 1994 is as follows:

                                                1995        1994

Balance at December 31, 1994           $   2,641,733   2,751,070
New loans or disbursements                   276,500     424,189
Principal repayments                        (372,061)   (533,526)

Balance at December 31, 1995           $   2,546,172   2,641,733


Note 11.  Commitments and Contingencies

Bancorp leases certain banking premises under an operating lease that expires April 1, 2001, with a renewal option under similar terms until April 1, 2004. Minimum rental commitments for future years under these noncancelable leases are as follows at December 31, 1995:

     1996                  $     120,000
     1997                        120,000
     1998                        120,000
     1999                        120,000
     2000                        120,000
     thereafter                   30,000
                           $     630,000

The total rental expense was $120,000 for each of the years ended December 31, 1995, 1994, and 1993.

Additionally, the Bank is involved in various claims and lawsuits in the normal course of its business. In the opinion of management, after review with independent legal counsel, the ultimate liability resulting from such claims and lawsuits will not have a material adverse effect on the financial position, results of operations, or liquidity of the Bank.

Note 12.  Financial Instruments with Off-Balance-Sheet Risk

The Bank is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit, standby letters of credit and financial guarantees. Those instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated balance sheets. The contract amounts of those instruments reflect the extent of involvement the Bank has in particular classes of financial instruments.

The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit and financial guarantees written is represented by the contractual amount of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained if deemed necessary by the Bank upon extension of credit is based on management's credit evaluation. Collateral held varies but may include cash, securities, accounts receivable, inventory, property, plant and equipment, residential real estate and income-producing commercial properties.

Standby letters of credit and financial guarantees written are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. Financial instruments whose contract amounts represent credit risk at December 31:

                                                1995        1994

  Commitments to extend credit         $  12,949,000  12,124,000
  Standby letters of credit            $     775,000   1,968,000


Note 13.  Fair Value of Financial Instruments

The following table presents the carrying amounts and estimated fair values of the Company's financial instruments at December 31, 1995. The fair value of financial instruments does not represent actual amounts that may be realized upon any sale or liquidation of the related assets or liabilities. In addition, these values do not give effect to discounts to fair value which may occur when financial instruments are sold in larger quantities. The fair values presented represent the Company's best estimate of fair value using the methodologies discussed below.

The respective carrying values of certain on-balance-sheet financial instruments approximated their fair values. These financial instruments include cash and due from banks, interest-bearing deposits in banks, federal funds sold, customers' acceptance liability, accrued interest receivable, other short-term borrowings, acceptances outstanding and accrued interest payable. Carrying values were assumed to approximate fair values for these financial instruments as they are short term in nature and their recorded amounts approximate fair values or are receivable or payable on demand. The Company does not use derivative financial instruments.


                                                1995
                                            Carrying        Fair
                                              Amount       Value
Financial Assets
  Securities available for sale           13,870,220  13,870,220
  Loans                                   38,744,088  38,561,377

Financial Liabilities
  Deposits                                57,563,988  57,607,208


The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

Securities: The fair values of securities classified as available-for-sale are based on quoted market prices at the reporting date for those or similar investments.

Loans: The fair value of fixed rate loans is determined as the present value of expected future cash flows discounted at the interest rate currently offered by the Company, which approximates rates currently offered by local lending institutions for loans of similar terms to companies with comparable credit risk. Variable rate loans which reprice frequently with changes in market rates, were valued using the outstanding principal balance.

Deposits: The fair values of demand deposits, savings deposits, and money market deposits without defined maturities were the amounts payable on demand. For substantially all deposits with defined maturities, the fair values were calculated using discounted cash flow models based on market interest rates for different product types and maturity dates. For variable rate deposits where the Company has the contractual right to change rates, carrying value was assumed to approximate fair value. The discount rates used were based on rates for comparative deposits.

Note 14. Condensed Financial Information of Trans Pacific Bancorp (Parent Company Only)

                           Condensed Balance Sheets
                                                      December 31,

                                                1995        1994

Assets:
Cash and due from banks                 $     27,884      87,371
Investment in subsidiary                   6,511,607   5,892,791
Other assets                                       -       5,000

  Total assets                          $  6,539,491   5,985,162

Liabilities:
Borrowings for Employee Stock Ownership Plan       -      26,250
Other liabilities                              7,520       8,073

Stockholders' Equity:
Common stock                               5,784,323   5,784,323
Retained Earnings                            768,648     323,266
Deferred Compensation - Employee Stock
  Ownership Plan                                   -     (26,250)
Net unrealized losses on
   available for sale securities             (21,000)   (130,500)

  Total liabilities and
       stockholders' equity             $   6,539,491  5,985,162


                     Condensed Statements of Operations

                                        Years Ended December 31,

                                     1995       1994        1993

Income:
  Gain on sale of premises   $          -          -     314,382
  Other income                      1,363      2,932      56,126
                                    1,363      2,932     370,508

Expenses                           65,297     55,045     118,410

Income (loss) before taxes and equity in
  undistributed income
  (loss) of subsidiary            (63,934)   (52,113)    252,098
Income tax expense (benefit)            -          -           -

Net income (loss) before equity in undistributed
  income (loss) of subsidiary     (63,934)   (52,113)    252,098
Equity in undistributed income (loss)
  of subsidiary                   509,316    232,304    (866,067)

  Net income (loss)          $    445,382    180,191    (613,969)

                     Condensed Statements of Cash Flows

                                         Years ended December 31,

                                     1995       1994        1993

Cash flows from operating activities:
  Net income (loss)          $    445,382    180,191    (613,969)
Adjustments to reconcile net income
  (loss) to net cash (used in) provided
   by operating activities:
  Depreciation and amortization         -          -      18,932
  Gain on sale of premises and leasehold-          -    (314,382)
  Decrease in other assets          5,000          -           -
  (Decrease) increase in
   other liabilities                 (553)    (2,533)     10,184
  Increase (decrease) in
   due to subsidiary                    -           -   (103,917)
  Equity in undistributed income (loss)
     of subsidiary               (509,316)  (232,304)    866,067

  Total adjustments              (504,869)  (234,837)    476,884

Net cash used in
      operating activities:       (59,487)    (54,646)  (137,085)

Cash flows from investing activities:
  Investment in subsidiary              -          -    (350,000)
  Proceeds from sale of
    premises and leasehold              -          -   1,146,204

Net cash provided by
  investing activities                  -          -     796,204

Cash flows from financing activities:
  Repurchase of common stock            -    (50,504)          -
  Repayment of note payable             -          -    (489,832)

Net cash used in financing activities   -    (50,504)   (489,832)

Net (decrease) increase in cash and
  cash equivalents                (59,487)  (105,150)    169,287
Cash and cash equivalents at beginning
  of year                          87,371    192,521      23,234

Cash and cash equivalents at end
  of year                    $     27,884     87,371     192,521


Note 15.  Capital Adequacy

The capital position of Bancorp represents the level of capital needed to support the operation and expansion of the Company and to protect Bank depositors and the Federal deposit insurance fund from potential losses.
Bancorp and the Bank are subject to minimum regulatory ratios for risk-based capital and were in compliance with such requirements throughout 1995.
Both Bancorp's and the Bank's capital ratios are as follows, at December 31:
                                                      Regulatory
                                                      Minimum at
                                     1995       1994 1995 & 1994

Bancorp:
  Tier 1 capital ratio             15.81%     15.99%       4.00%
  Total capital ratio              16.81%     17.06%       8.00%
  Leverage ratio                    9.85%      9.80%       3.00%

Bank:
  Tier 1 capital ratio             16.06%     16.08%       4.00%
  Total capital ratio              17.05%     17.14%       8.00%
  Leverage ratio                   10.03%      9.90%       3.00%


Between December 1992 and September 1994, the Bank was required to maintain a Tier 1 capital ratio of at least 10.00%, and a leverage ratio of at least 6.00%, levels higher than the regulatory minimums shown above, under the terms of the Bank's Formal Agreement (see Note 16).


Note 16.  Regulatory Matters

On December 17, 1992, the Bank entered into a Formal Agreement (the Agreement) with the Office of the Comptroller of the Currency (OCC). The Formal Agreement required the Bank to maintain Tier 1 capital of at least 10.00% of risk-weighted assets and Tier 1 capital of at least 6.00% of adjusted total assets.

The Agreement also required the following of the Bank: (1) develop a program to improve the effectiveness of Board supervision; (2) develop a program to improve the Bank's loan administration and underwriting; (3) develop and implement an asset review program to ensure the timely identification of problem loans, other real estate owned and other assets; (4) develop and implement a written program to collect or strengthen criticized and classified loan assets; (5) submit a 3 year capital plan for OCC approval; and (6) develop a plan to improve liquidity management. The Agreement also restricted the Bank's ability to pay dividends to Bancorp.

On September 8, 1994, the Bank's Formal Agreement with the OCC was terminated, as the Bank had achieved full compliance with the Agreement.

On July 22, 1993, Bancorp and the Federal Reserve Bank, Bancorp's primary regulator, signed a Memorandum of Understanding (MOU). This MOU required Bancorp to: (1) report on measures taken to improve the financial condition of Trans Pacific National Bank, (2) report on measures taken to improve the Directors' supervision of Trans Pacific National Bank, and (3) furnish quarterly progress reports that shall include financial statements and information detailing the form and manner of all actions to attain compliance with the MOU.

Additionally, Bancorp was required to obtain Federal Reserve approval before:
(1) paying cash dividends to shareholders, (2) incurring additional debt,
(3) repurchasing outstanding stock, and (4) adding or replacing a Director or senior executive officer.

On February 27, 1995, Bancorp's MOU with the Federal Reserve Bank was terminated.

Under the National Bank Act, the Bank is subject to prohibitions on the payment of dividends in certain circumstances and to restrictions on the amount that can be paid to Bancorp without the prior approval of the Office of the Comptroller of the Currency (OCC). Without the Comptroller's approval, dividends for a given year cannot exceed the Bank's net profits, as defined by national bank laws, for that year and retained from the preceding two years. Under this formula, the Bank could have declared dividends to Bancorp of $203,000. No dividends were paid by the Bank to Bancorp in 1993, 1994 and 1995, respectively.

TRANS PACIFIC BANCORP

BOARD OF DIRECTORS

JAMES A. BABCOCK
President
Sandy & Babcock, Inc.

EDDY S.F. CHAN
Banker, Chairman
Trans Pacific National Bank

FRANKIE G. LEE
Partner, SOH & Associates
Structural Engineers

JOHN K. LEE
President, John K. Lee, C.P.A.
A Professional Corporation

BRUCE NAKAHIRA
President
New Century Investments, Inc.

JOHN T. STEWART
Attorney, Partner
Hovis, Larson, Stewart, Lipscomb, Cross

SIMON S. TENG
Partner
John R. McKean Accountants

FRANK K.W. WONG
Adv & Visual Merchandising Director
National Dollar Store, Ltd.

JOHN K. WONG
Banker, Executive Vice President
Trans Pacific National Bank



DIRECTORS EMERITI

MERLE S. KONIGSBERG
President (Retired)
Shaff Furniture Company

WARREN K. MILLER
Transportation Consultant
(Retired)



TRANS PACIFIC NATIONAL BANK

PRINCIPAL OFFICERS

EDDY S.F. CHAN
Chairman, President
Chief Executive Officer
Director

ROBERT A. HINKLE
Executive Vice President
Chief Lending Officer



INTERNATIONAL TRADE DIVISION

JOHN K. WONG
Executive Vice President
Senior Lending Officer
Director

BONNIE L. HAO
Senior Vice President



SAN FRANCISCO BRANCH

GRANT BARNEY SCHLEY
Senior Vice President
Regional Branch Manager



EAST BAY BUSINESS BANKING CENTER

LORRAINE S. BRAUD
Vice President
Branch Manager

ANNUAL MEETING

The annual meeting of shareholders
will be held Thursday, May 23, 1996
at 4:30 p.m., local time
46 Second Street
San Francisco, California


CERTIFIED PUBLIC ACCOUNTANTS

KPMG Peat Marwick LLP
San Francisco, California


COMMON STOCK

Stock transactions are facilitated by
Van Kasper & Company
San Francisco, California

Hoefer & Arnett
San Francisco, California


PRINCIPAL TRANSFER AGENT
AND REGISTRAR

First Interstate Bank of California
San Francisco, California


GENERAL COUNSEL

Nossaman, Guthner, Knox & Elliott
San Francisco, California

TRANS PACIFIC NATIONAL BANK




SAN FRANCISCO BRANCH
COMMERCIAL AND
INTERNATIONAL TRADE DIVISIONS

46 Second Street
San Francisco, CA  94105-3440
Tel:  (415) 543-3377
Fax:  (415) 495-5154
Telex:  RCA 210903 TPNB



EAST BAY BUSINESS BANKING CENTER

1442 Webster Street
Alameda, CA  94501-3339
Tel:  (510) 769-1000
Fax:  (510) 769-1180



ADMINISTRATION HEADQUARTERS

46 Second Street
San Francisco, CA  94105-3440
Tel:  (415) 543-3377
Fax:  (415) 495-5154
Telex:  RCA 210903 TPNB