Form 10-K405, Exhibit 13
period 1996-12-31
TRANS PACIFIC BANCORP
filed 1997-03-26
CIK 729661

Exhibit 13

	1996 Annual Report






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



	TABLE OF CONTENTS

FINANCIAL HIGHLIGHTS	                  3

LETTER TO SHAREHOLDERS	                4

FIVE YEAR FINANCIAL SUMMARY	           5

RESULTS OF OPERATIONS	                 6
Net Interest Income	                   6
Provision for Loan Losses	             9
Non-Interest Income	                   9
Non-Interest Expense	                 10
Provision for Income Taxes	           10

ASSET QUALITY	                        11

ALLOCATION OF THE ALLOWANCE FOR LOAN
LOSSES	                               12

ASSET/LIABILITY MANAGEMENT	           15

CAPITAL RESOURCES	                    17

REPORT OF THE INDEPENDENT AUDITORS	   19

CONSOLIDATED FINANCIAL STATEMENTS	    20

NOTES TO THE CONSOLIDATED FINANCIAL
STATEMENTS	                           26

TRANS PACIFIC BANCORP BOARD OF
DIRECTORS	                            47

TRANS PACIFIC NATIONAL BANK
PRINCIPAL OFFICERS	                   47






	FINANCIAL HIGHLIGHTS


	                                  1996	            1995	            Increase


For the year
Net Income	                 $ 	  633,052      $   	445,382               +42%
Earnings Per Share	                 0.57	             0.40	              +43%


At year end
Loans, Net	                 $	47,016,335	     $	38,340,437               +23%
Total Assets	                 77,133,275	       64,826,520	              +19%
Deposits	                     68,411,575	       57,563,988	              +19%
Shareholders' Equity	          7,066,567	        6,531,971	               +8%


Ratios
Return on Average Equity	                            9.31%	             7.14%
Return on Average Assets	                            0.89%	             0.73%
Risk-Based Capital Ratio	                           14.17%	            16.81%



LETTER TO SHAREHOLDERS


Financial Results

We are pleased to report that 1996 was a year of record earnings for Trans Pacific Bancorp. In the best performance in our 12 year history, Bancorp had net income of $633,052, or $0.57 per share. As discussed in detail under the "Results of Operations" beginning on page 7, this 42 percent increase in earnings was due to an increasing customer base and continued good asset quality.

As always, our results have been a direct reflection of the trends in California banking and the California economy, and 1996 was no exception. We believe that the local economy will continue its slow and steady improvement in 1997 and this will lead to further job growth, increased personal income and additional capital spending by businesses, which is favorable for us.


Merger Agreement

As you are undoubtedly aware, Bancorp has entered into a definitive agreement pursuant to which a private investor group led by Chicago banker Denis Daly, Sr. will acquire all of the issued and outstanding shares of Bancorp. The shareholders of Bancorp approved the acquisition in December 1996; the acquisition of Bancorp is pending approval by regulatory authorities. We expect the regulators to approve the agreement in the near future and that the transaction will be completed by March 31, 1997.

Our new owners share our commitment to serving the needs of local businesses, especially for smaller import/export companies. You can be assured that the vision of personalized service for small business will continue under the Trans Pacific National Bank name and under the current management team.

We would like thank all our shareholders, especially those who have been with us since the beginning, for their support throughout the years.









James A. Babcock						                    Eddy S.F. Chan
Chairman							                           Chief Executive Officer


FIVE YEAR FINANCIAL SUMMARY
	Summary of Consolidated Operations

	Years ended December 31,
(in thousands except share data)
                               1996	      1995	      1994	      1993	      1992


Interest income	          $   5,539     	4,855	     4,259	     4,433	     5,920
Interest expense		            2,109	     1,799	     1,369	     1,617	     2,646

	Net interest income		        3,430	     3,056	     2,890	     2,816	     3,274

Provision (recovery) for
	possible loan losses		         (40)	       40	       173	       889	       662
Other income		                  640	       598	       664       	855	       887
Other expense		               3,037      2,962	     3,088	     3,567	     3,579

Income (loss) before taxes	   1,073        652	       293      (785)      	(80)
Income tax expense (benefit)	   440        207	       113      (171)	       20

	Net income (loss)	       $     633        445        180      (614)      (100)

Net income (loss)
  per share	                  	0.57       0.40       0.16     (0.54)     (0.09)

Average # of common shares
outstanding		             1,119,094	 1,118,195  1,127,305  1,143,195  1,141,247


Year-End Financial Position
	Years Ended December 31,

(in thousands)		               1996	      1995	      1994	      1993       1992

Cash and cash equivalents	$	  9,624	     9,916	     7,377	     6,538	     4,313
Investment securities		      17,801    	14,359    	14,508    	12,812    	11,314
Loans, net		                 47,016    	38,340    	32,368    	39,566    	50,033
Premises and equipment, net		   876	       933	     1,037	     1,015     	1,281
Other assets		                1,816	     1,279	     1,481	     5,078	     5,430

Total assets	             $	 77,133	    64,827	    56,771    	65,009    	72,371


Deposits	                 $	 68,412    	57,564    	49,800    	57,823    	63,916
Long Term Debt		                  -	         -	        26	        71	       116
Other Liabilities		           1,654	       731	       994	     1,188	     1,863

Total liabilities		          70,066    	58,295    	50,820    	59,082    	65,895

Stockholders' equity		        7,067     	6,532     	5,951     	5,927     	6,476

Total liabilities and
equity	                   $ 	77,133	    64,827    	56,771    	65,009    	72,371



MANAGEMENT DISCUSSION AND ANALYSIS

RESULTS OF OPERATIONS

Bancorp earned $633 thousand in 1996. This represented an improvement over net income in 1995 of $445 thousand, and of $180 thousand in 1994. The 1996 net income reflects the effects of an improving California economy and the strengthening financial condition of the Bank's customers, which led to improved asset quality compared to previous years.

On a per share basis, the 1996 net income was $0.57, compared to net income of $0.40 and of $0.16 in 1995 and 1994, respectively. In addition to the factors discussed above, the improvement in 1996 reflects improved net interest income, a decreased provision for loan losses and higher non-interest income. The improvement in 1995 over 1994 was mostly due to higher net interest income, a decreased provision for loan losses and lower non-interest expense. Bancorp's return on average total assets (ROA) was 0.89 percent in 1996, an increase from 0.73 percent and 0.30 percent in the previous two years. Return on equity (ROE) in 1996 was 9.31 percent, compared with 7.14 percent in 1995 and 3.03 percent in 1994.

Components of Net Income


(percentage of average earning assets)	                1996	    1995	     1994

Net interest income	                                   5.45%    5.74%     5.35%
Recovery (provision) for loan losses	                  0.06	   (0.08)	   (0.32)
Non-interest income	                                   1.02	    1.12	     1.23
Non-interest expense	                                 (4.83)	  (5.55)   	(5.72)
Income tax expense	                                   (0.70)	  (0.39)	   (0.21)

	Net income	                                           1.00    	0.84     	0.33

Net income as a percentage of average total assets     0.89     0.73	     0.30


Net Interest Income

Net interest income is the difference between interest income (which includes yield-related net loan fees) and interest expense. The following table details the components of net interest income:

Components of Net Interest Income

(in thousands)		                       1996	       1995	       1994

Interest Income		                $   	5,539	      4,855	      4,259
Interest Expense                   			2,109      	1,799      	1,369

	Net interest income		           $   	3,430      	3,056      	2,890

Average earning assets		         $	  62,930	     53,212	     53,987
Net interest margin	                   5.45%	      5.74%      	5.35%


Net interest income in 1996 increased by $374 thousand, or 12 percent from 1995 to $3.4 million. Separately, interest income increased $684 thousand, or 14 percent, and interest expense increased $310 thousand, or 17 percent in 1996. The increase in interest expense was caused by an overall increase in deposits and an increase in cost of funds due to competitive pressures in market rates. The increase in interest income was due to increased earning assets, net of the effects of a lower average prime rate in 1996. The net interest margin, which represents the average net yield on earning assets was
5.45 percent for 1996 versus 5.74 percent and 5.35 percent for 1995 and 1994, respectively.

The following table is a summary of the changes in net interest income attributable to changes in either average balances or average rates for both interest-earning assets and interest-bearing liabilities in thousands for the years ended December 31, 1996 and 1995. Because of the numerous simultaneous volume and rate changes during any period, it is not possible to precisely allocate changes between volume and rate. For this table, the changes in interest earned and interest paid due to both rate and volume have been allocated to changes due to volume and rate in proportion to the relationship of absolute dollar amounts in each.


Rate and Volume Analysis				Years ended December 31,

                                     	1996 versus 1995	     1995 versus 1994

                                   	Volume  Rate 	Total  	Volume	 Rate 	Total

Increase (decrease) in interest income
  due to interest earning assets:
Loans		                              $	710	 (198)	  512	      56	  489   	545
Investment securities		                 69   	22	    91	      73	   10	    83
Federal funds sold		                    85  	(14)   	71     	(78)  	59   	(19)
Interest-bearing deposits with banks		   8	    2	    10	     (12)	  (1)	  (13)

Total interest-earning assets	       $	872	 (188)	  684	      39	  557   	596

Increase (decrease) in interest expense
  due to interest-bearing liabilities:
Deposits:
     Demand, interest-bearing	       $	186	   29	   215 	     23	  222	   245
     Savings		                          (4)   	-	    (4)	    (11)	   1	   (10)
     Time			                            64	   25    	89	     (70)	 295   	225
Other short-term borrowings		           15   	(5)   	10     	(27)  	(3)	  (30)

  Total interest-bearing liabilities	$	261	   49	   310     	(85)	 515   	430

Net interest-earning assets	         $	611	 (237)  	374     	124	   42	   166






The following table lists the average amounts, in thousands, outstanding for major categories of interest-earning assets (excluding non-accrual loans) and interest-bearing liabilities and the average interest rates earned, including loan fee income, and paid for the periods indicated.

Average Balances and Rates	Years ended December 31,
	                                        1996	                   1995

                                      Interest Average       	Interest 	Average
                              Average 	Income/  Yield/ 	Average	Income/	 Yield/
                             	Balance	 Expense	   Rate	 Balance	Expense   	Rate

Earning Assets:
Loans		                       $42,762 	  4,355 	10.18%	$	35,866  	3,844	 10.72%
Investment securities		        13,859     	831	  5.99%	 	12,694	    739  	5.82%
Federal funds sold		            5,816	     320  	5.50%	  	4,283    	249	  5.82%
Interest-bearing deposits
   with banks		                   493      	33  	6.78%    		369     	23  	6.29%

Total interest-earning
   assets	                   $	62,930	   5,539	  8.80%	$	53,212	  4,855  	9.12%

Interest-Bearing Liabilities:
Deposits:
  Demand, interest-bearing  	$	28,768	   1,003  	3.49%	$	23,421	    788  	3.37%
  Savings			                      999	      23	  2.25%  		1,179     	26	  2.22%
  Time			                      19,685	   1,057	  5.37% 		18,481    	969  	5.24%
Other short-term borrowings		     558	      26	  4.67% 		   251	     16	  6.36%

Total interest-bearing
  liabilities	               $	50,010   	2,109	  4.22%	$ 43,332  	1,799	  4.15%

Net interest income		               $    3,430		             	$   3,056
  Net interest-earning assets yield			           5.45%		                  5.74%




                                       		1994

				                                  Interest Average
	                             Average 	Income/ 	Yield/
	                             Balance	 Expense	   Rate

Earning Assets:
Loans		                    $	  35,275   	3,299  	9.35%
Investment securities		        11,442     	656  	5.73%
Federal funds sold		            6,722     	268  	3.99%
Interest-bearing deposits
   with banks		                   548	      36  	6.57%

Total interest-earning
   assets	                   $	53,987	   4,259	  7.89%

Interest-Bearing Liabilities:
Deposits:
  Demand, interest-bearing	  $	22,505	     544	  2.42%
  Savings			                    1,680	      36	  2.14%
  Time			                      20,616     	743  	3.60%
Other short-term borrowings		     885	      46	  5.20%

Total interest-bearing
liabilities	                 $	45,686   	1,369  	3.00%

Net interest income			              $    2,890
  Net interest-earning assets yield			           5.35%




Provision for Loan Losses

The level of the provision for loan losses during the past three years reflects continuous efforts to improve loan quality by enforcing strict underwriting and administration procedures and aggressively pursuing collection efforts with troubled debtors. The determination of the provision for loan losses and, correspondingly, the level of the allowance for loan losses is based on evaluation of changes in the nature and volume of the loan portfolio, overall portfolio quality, review of specific problem loans, prior loan loss experiences and current economic conditions which may affect the borrowers' ability to pay. The provision for loan losses was a net recovery of $40 thousand in 1996, compared to a provision of $40 thousand in 1995 and of $173 thousand in 1994. The decrease in the provision for loan losses reflected the effects of improving asset quality, due in part to positive California economic trends and recoveries of previously charged-off loans.

For further discussion related to the provision for loan losses, see the section below entitled "Asset Quality".


Non-Interest Income

Components of Non-Interest Income

(in thousands)		            1996	        1995	       1994

Deposit account fees	    $	  237	         282	        268
Other charges and fees	     	379	         316        	312
Other real estate		            -           	-	         84
Gain on sale of loans		       24	           -          	-

                       		$	  640	         598	        664


Non-interest income increased 7 percent in 1996 to $640 thousand. The improvement was due mainly to higher commissions collected on export letters of credit transactions.

In 1995, non-interest income decreased 10 percent from the previous year, due mainly to zero income for other real estate owned, which includes rental income and the net gain on sales of other real estate owned (OREO), as the Bank had no foreclosed properties during 1995.




Non-Interest Expense

Components of Non-Interest Expense

 (in thousands)		                    1996     	1995     	1994

Salaries and employee benefits	   $	1,661	    1,720    	1,627
Occupancy		                           276      	296      	325
Data processing		                     107	      120	      119
Amortization of deposit premium		      99	       99	       99
Furniture and equipment		              71       	97	       95
Accounting and audit	                	110       	85       	81
Federal deposit insurance		             2       	58	      142
Legal			                              147       	36	       38
Other real estate owned		               -        	-      	107
Other expenses		                      564	      450      	456

                                  $ 3,037    	2,961    	3,089

Non-interest expense increased to $3.04 million in 1996, an increase of 3 percent as compared to 1995. Salaries and employee benefits were down 3 percent during the year, as full time equivalent employees were down by 1 and the salary expense offset of loan originating was up by 6 percent due to higher loan origination activities in 1996. Also, no ESOP contribution was made in 1996. These decreases in salary expense were offset by additional expenses accrued for potential payments under a management incentive plan which were higher than the previous year due to higher net income. Federal deposit insurance was decreased to $2 thousand, a reduction of 97 percent over the previous year, due to a decrease in premiums for banks classified as well capitalized. Accounting and legal fees were increased by approximately $97 thousand due to the acquisition. Other operating expenses were $564 thousand, up 25 percent compared to 1995, primarily due to approximately $81 thousand in operations losses.

In 1995, non-interest expense decreased 4 percent as compared to 1994, due primarily to a decrease in the Federal deposit insurance and in the expenses related to other real estate owned properties. Salaries and employee benefits rose 5.7 percent over 1994; which included incentive payments made under a management incentive plan implemented in 1995. Occupancy and furniture and equipment expense were lower by 12 percent and 24 percent, respectively, due to reduced depreciation as certain assets became fully depreciated in 1995 and 1994.


Provision for Income Taxes

The 1996 income tax expense was $440 thousand compared to $207 thousand in 1995 and $113 thousand in 1994. The effective tax rate for 1996 was 41 percent, versus 32 percent in 1995 and 38 percent in 1994. The effective rate in 1996 was higher due to merger-related expenses incurred in 1996, which are not deductible for tax purposes, and the recognition of deferred tax assets.


ASSET QUALITY

Bancorp closely monitors the markets in which it conducts its lending operations. The two primary areas of lending for Bancorp are commercial and real estate loans, which in total comprise 95 percent of loans outstanding as of December 31, 1996. To control its exposure and concentration in real estate loans, Bancorp has established limits by type of collateral and purpose. To increase diversification of credit risk in commercial loans, Bancorp monitors commercial loans by business type and location.

Asset reviews are performed using grading standards and criteria similar to those employed by bank regulatory agencies. Assets receiving lesser grades are called classified assets and include all potential problem loans. These occur when known information about possible credit problems of borrowers cause management to have doubts as to the ability of such borrowers to comply with loan repayment terms. These loans have varying degrees of uncertainty and may become non-performing assets. While historically only a relatively small amount of classified assets have resulted in losses, such assets receive an elevated level of Management attention to ensure collection. All non-performing assets are included in classified assets. Other classified assets consist of other real estate owned and securities. Classified assets at December 31, 1996, 1995 and 1994 are summarized below:



(in thousands)                      		 1996	     1995     	1994

Classified loans	                   $	2,041    	1,443    	2,208
Other classified assets		               303	        -        	-

	Total classified assets	           $	2,344    	1,443    	2,208

Reserve for loan losses as a
   percentage of classified loans		     25%      	28%	      18%


During 1996, classified assets increased from $1.4 million to $2.3 million due to one corporate bond downgraded to non-investment grade during 1996 and higher classified loans at December 31, 1996 due primarily to one additional large loan downgraded. During 1995, classified loans decreased from $2.2 million to $1.4 million, due to successful classified loan collections. The performance of any individual loans can be impacted by external factors such as the interest rate environment or factors particular to the borrower.


Non-Performing Assets and Restructured Loans

During the years ended December 31, 1996 and 1995 there were no other restructuring of loans, foreign outstandings, loan concentrations or potential problem loans except as discussed below or in the Consolidated Financial Statements and related footnotes. See Note 1 of the Notes to Consolidated Financial Statements for a discussion of the Bank's policy on non-accrual loans.

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

Loans 90 days or more past due and still accruing, restructured loans, and non-performing assets are as follows for December 31, 1996, 1995, and 1994:

	December 31,

 (in thousands)		                       1996   	1995	   1994

Loans 90 days or more past due
  and still accruing interest	        $   	3      	-    	 66
Restructured loans	                     	635	    635    	635
Non-performing assets:
  Non-accrual loans		                      6     	45	    352
  Other real estate owned		                -	      -       -
		                                    $	   6	     45	    352

Total		                               $ 	644	    680	  1,053


The levels of non-performing assets has decreased over the past three years due to both internal factors such as improved underwriting and monitoring of loans, and external factors such as an improving Bay Area economy and more stable real estate values. Non-performing assets were $6 thousand at December 31, 1996, down 87 percent from $45 thousand at December 31, 1995, due primarily to the resolution of non-accrual loans during the year. At December 31, 1996, other real estate owned was $0 and there were no foreclosure activity during the year.


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

	December 31,

(in thousands)	                       1996	                     1995

                             	Allowance  % of Loans    	Allowance	  % of Loans

Domestic:
  Commercial	                     $	260	      1.41%	          226       	1.22%
  Real Estate - Construction	         -         	-             	-          	-
  Real Estate - Mortgage	           108      	0.40%	           82       	0.45%
  Consumer		                          9      	0.38%	            9       	0.40%
Foreign	                              -         	-	             -          	-
Unallocated		                       142	         -	            87	          -

	                                 $	519	      1.09%          	404	       1.04%


Effective January 1, 1995, Bancorp adopted Statement of Financial Accounting Standards No. 114, Accounting by Creditors for Impairment of a Loan, (SFAS No.
114), as amended by Standard of Financial Accounting Standards No. 118, Accounting by Creditors for Impairment of a Loan-Income Recognition and Disclosures (SFAS No. 118). Under SFAS No. 114 a loan is considered impaired when, based on current information and events, it is "probable" that a creditor will be unable to collect all amounts due (principal and interest) according to the contractual terms of the loan agreement. The measurement of impairment may be based on (i) the present value of the expected cash flows of the impaired loan discounted at the loan's original effective interest rate,
(ii) the observable market price of the impaired loans, or (iii) the fair value of the collateral of a collateral-dependent loan. SFAS No. 114, as amended by SFAS No. 118, does not apply to large groups of smaller balance homogeneous loans that are collectively evaluated for impairment. Bancorp generally identifies loans to be reported as impaired when such loans are in non accrual status or are considered troubled debt restructurings due to the granting of a below-market rate of interest or a partial forgiveness of indebtedness on an existing loan.

In measuring impairment for the purpose of establishing specific loan loss reserves, Bancorp reviews all impaired commercial and construction loans classified "Substandard" and "Doubtful". All "loss" classified loans are fully reserved under Bancorp's standard loan loss reserve methodology. Commercial and real estate loans that are not classified, groups of non-classified, smaller balance loans such as installment loans and preferred lines of credit, are evaluated collectively for impairment under Bancorp's standard loan loss reserve methodology and are, therefore, excluded from the specific evaluation using SFAS No. 114.

The following summarizes Bancorp's impaired loans at December 31, 1996:

		              Non-Accrual 	 Troubled Debt   	Total Impaired		  Specific
(in thousands)			     Loans	 Restructurings	            Loans	  	Reserves

	                       $	6	              -	                6	         	1


The average balances of Bancorp's impaired loans for the year ended December 31, 1996 was $29 thousand. In general, Bancorp does not recognize any interest income on loans that are classified as impaired.

Changes in the allowance for loan losses for the years 1996 and 1995 were as follows:

(in thousands)					                                     1996	     1995

Balance, beginning of year			                          $	404	      390
Charge-offs:
Domestic:
Commercial, financial and agricultural			                  -	       63
Real estate: construction				                              -         -
Real estate: mortgage				                                  -	      221
Installment loans to individuals				                       4	        -
Lease financing					                                       -        	-
Foreign					                                               -        	-
Total charge-offs			          		                           4	      284
Recoveries:
Domestic:
Commercial, financial and agricultural			                109	      255
Real estate: construction				                              -        	-
Real estate: mortgage				                                 44	        3
Installment loans to individuals				                       6        	-
Lease financing					                                       -	        -
Foreign					                                               -         -
Total Recoveries					                                    159      	258

Net recoveries (charge-offs)				                         155      	(26)
Provision (recovery) for loan losses				                 (40)      	40
Balance at end of year				                             $ 519	      404

Ratio of net charge-offs (recoveries) during the year
to average loans outstanding during the year			        (0.36)%	   0.08%

Bancorp has experienced reduced levels of chargeoffs over the past three year period due to both internal factors such as improved underwriting and monitoring of loans, and external factors such as an improving Bay Area economy and more stable real estate values. Net recoveries in 1996 were $155 thousand or 0.36 percent of average total loans, compared with net chargeoffs of $26 thousand or 0.08 percent in 1995 and $453 thousand or 1.24 percent in 1994. The decrease in net chargeoffs was due to successful efforts in collecting previously charged off loans.


ASSET/LIABILITY MANAGEMENT

The fundamental objectives of Bancorp's asset/liability management policy are to: (1) maintain liquidity and (2) minimize interest rate risk.

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

In general, the primary source of liquidity for the Bank is the growth of core deposits (particularly demand deposits), and the orderly repayment of the Bank's loan portfolio. Because of the Bank's emphasis on relationship banking, the establishment of both loan and deposit relationships with customers, the Bank has a relatively stable, local deposit base, and brokering deposits is not considered necessary. To supplement short-term liquidity needs, the Bank maintains Fed Funds sold, time deposits with other financial institutions, short-term money market and securities available for sale that totalled approximately $23.6 million, or 31 percent of assets, at December 31, 1996. Additionally, the Bank has established unsecured line of credits with correspondent banks and reverse repurchase facilities with securities dealers. These credit facilities are subject to periodic review.

As shown in the Consolidated Statements of Cash Flows, liquidity, or cash and cash equivalents decreased to $9.6 million at December 31, 1996 compared to $9.9 million at December 31, 1995. Net cash flows of $687 thousand, $843 thousand, and $896 thousand were provided by operating activities in 1996, 1995, and 1994, respectively. Net cash flows of $11.2 million and $7.4 million were provided by financing activities in 1996 and 1995, respectively, primarily due to increases in deposits, while $8.1 million was used in financing activities in 1994, principally to fund customer withdrawals of time deposits.

Net cash flows of $12.2 million and $5.7 million were used in investing activities in 1996 and 1995, respectively, primarily due to the funding of loans and purchases of investment securities. In 1994, $8.0 million was provided by investing activities, primarily from loan principal repayments and the sales of other real estate owned.


Interest Rate Risk

Bancorp evaluates its interest rate risk exposure by analyzing the interest rate sensitivity of its balance sheet accounts. Interest rate sensitivity measures the interval of time before interest-earning assets and interest-bearing liabilities respond to changes in market rates of interest. The difference between the amount of assets and amount of liabilities which may be re-priced in the same time period is referred to as the "gap". If more assets than liabilities are re-priced at a given time, net interest income tends to improve in a rising rate environment and to decline with lower interest rates. If more liabilities than assets are re-priced under the same conditions, the opposite tends to prevail.

The table below shows the interest rate sensitivity of Bancorp based on asset and liability repricing characteristics, excluding non-accruing loans, at December 31, 1996 (in thousands). For this table, assets and liabilities are assumed to reprice or mature according to contractual repricing or maturity dates, except for market rate accounts which may be repriced at any time at Bancorp's discretion.


Re-pricing	             Immediately  90 days 	91-180  181-365     	Over
Opportunity	             Adjustable  or less    days   	 days  365 days 	 Total

Rate sensitive assets:

Federal funds sold	        $ 	6,200       	-      	-       	-         -   6,200
Interest-bearing deposits	        -      199	      -       	-       194    	393
Securities		                    165   	1,545    	797	   2,292   	12,609 	17,408
Loans		                      27,019    3,574  	1,531   	1,597   	13,808 	47,529

	Interest earning assets	  $ 33,384	   5,318	  2,328	   3,889	   26,611 	71,530


Rate sensitive liabilities:

Market rate accounts	      $ 31,087       	-      	-	       -        	-	 31,087
Savings 	                    	1,074	       -	      -	       -	        -	  1,074
Time deposits		               2,564   	8,271	  5,121   	3,639    	1,656 	21,251
Other borrowed funds		            -     	331    	275       	-        	-	    606

	Interest paying
    liabilities            $	34,725	   8,601  	5,397   	3,639    	1,656 	54,018


Gap	                       $	(1,341)	 (3,283)	(3,069)    	250	   24,955	 17,512
Cumulative gap	            $	(1,341)	 (4,624)	(7,693) 	(7,443)  	17,512

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




CAPITAL RESOURCES

The capital position of Bancorp represents the level of capital needed to support the operation and expansion of Bancorp and the Bank and to protect depositors and the deposit insurance fund from potential losses. Management regularly reviews capital adequacy to ensure that capital is consistent with Bancorp's and the Bank's expected growth. On February 23, 1996, a special dividend was declared to shareholders of record on March 8, 1996. The first-
ever dividend of 8 cents per share was paid on March 29, 1996	.  Bancorp has no
current plans to pay regular dividends.

Stockholder's equity totalled $7.1 million at December 31, 1996, up from $6.5 million at December 31, 1995 and $5.95 million at December 31, 1994. The increase in stockholder's equity was due to Bancorp's net income for 1996.

Bancorp and the Bank are subject to risk-based capital adequacy requirements which call for a minimum 8 percent total risk-based capital ratio, including a Tier 1 capital ratio of 4 percent. There are two categories of capital under the guidelines. Tier 1 capital includes common stockholders' equity and qualifying preferred stock, less certain intangible assets. Tier 2 capital generally includes, subject to limitations, preferred stock not qualifying as Tier 1 capital, mandatory convertible debt, subordinated and unsecured senior debt and the allowance for loan losses. The risk-based capital ratio is determined by weighing assets and off-balance sheet exposures according to their relative credit risks.

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

Between December 1992 and September 1994, the Bank was required to maintain a Tier 1 capital ratio of at least 10 percent, and a leverage ratio of at least 6 percent, levels higher than the regulatory minimum, under the terms of the Bank's Formal Agreement with the Office of the Comptroller of the Currency. The Formal Agreement was terminated in September 1994.


Bancorp's and the Bank's capital ratios continued to exceed the minimum levels required and were above the regulatory well-capitalized levels throughout 1996. Bancorp's and the Bank's capital ratios for 1996, 1995, and 1994 were:

                                            	December 31,

Capital Ratios			               1996	     1995     	1994

Trans Pacific Bancorp:
Tier 1 Capital Ratio	        		13.19%   	15.81%   	15.99%
Risk-Based Capital Ratio			    14.17%	   16.81%	   17.06%
Leverage Ratio			               9.39%    	9.85%    	9.80%

Trans Pacific National Bank:
Tier 1 Capital Ratio			        13.48%	   16.06%	   16.08%
Risk-Based Capital Ratio			    14.46%	   17.05%   	17.14%
Leverage Ratio			               9.62%	   10.03%    	9.90%


The most recent notification from the OCC categorized the Bank as well capitalized under the FDICIA regulatory framework for prompt corrective action. Management believes that, as of December 31, 1996, Bancorp and the Bank met all capital adequacy requirements to which they were subject.

There are no known trends, events, or uncertainties that will have or that are reasonably likely to have a material effect on Bancorp's capital resources, liquidity, asset quality, or results of operations.





	REPORT OF THE INDEPENDENT AUDITORS



To the Board of Directors and Stockholders of Trans Pacific Bancorp:


We have audited the accompanying consolidated balance sheets of Trans Pacific Bancorp and Subsidiary as of December 31, 1996 and 1995, and the related consolidated statements of operations, changes in stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 1996. These consolidated financial statements are the responsibility of Bancorp's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Trans Pacific Bancorp and Subsidiary as of December 31, 1996 and 1995, and the results of their operations and cash flows for each of the years in the three-year period ended December 31, 1996, in conformity with generally accepted accounting principles.





/s/KPMG Peat Marwick LLP
San Francisco, California
February 7, 1997




	CONSOLIDATED FINANCIAL STATEMENTS

	Trans Pacific Bancorp and Subsidiary
CONSOLIDATED BALANCE SHEETS
	December 31, 1996 and 1995



Assets		                                                    1996	         1995

Cash and due from banks (note 2)	                    $ 	3,423,798	   5,190,611
Federal funds sold		                                    6,200,000   	4,725,000
Interest-bearing deposits with banks		                    393,000     	489,713
Securities available for sale, at fair value (note 3)		17,407,901  	13,870,220
Loans, net (notes 4, 10 and 11):
Commercial		                                           18,419,932	  18,555,335
Real estate		                                          26,829,533  	17,982,782
Installment		                                             171,892     	167,443
Preference lines	                                      	2,102,342	   1,997,955
Other		                                                    11,445      	40,573

	Total loans		                                         47,535,144  	38,744,088
Allowance for loan losses	                               	518,809     	403,651

	Loans, net		                                          47,016,335  	38,340,437
Premises and equipment, net (note 5)		                    876,471     	932,553
Customer acceptances outstanding		                        116,694      	50,393
Deferred tax asset, net (note 6)		                         50,900           	-
Intangible assets 		                                      338,167     	437,141
Other assets	                                          	1,310,009     	790,452

	Total assets	                                       $	77,133,275  	64,826,520







continued . . .


	Trans Pacific Bancorp and Subsidiary
	CONSOLIDATED BALANCE SHEETS
	December 31, 1996 and 1995



Liabilities and Stockholders' Equity		                       1996	        1995

Liabilities:
Non-interest-bearing demand deposits	                $	14,999,909	  10,453,322
Interest-bearing demand deposits		                     31,086,544  	26,913,507
Savings		                                               1,073,892   	1,023,815
Time deposits (note 7)		                               21,251,230  	19,173,344

	Total deposits		                                      68,411,575  	57,563,988

Accrued interest payable		                                204,792     	178,430
Other short-term borrowings		                             606,086	     186,432
Acceptances outstanding	                                 	116,694	      50,393
Deferred tax liability, net (note 6)		                          -      	30,700
Other liabilities	                                       	727,561     	284,606

	Total liabilities		                                   70,066,708  	58,294,549


Commitments and contingencies (notes 11 and 16)


Stockholders' equity:
Common stock, no par value;
10,000,000 shares authorized, 1,120,195
and 1,118,195 shares issued and
outstanding (note 8)		                                   5,794,323  	5,784,323
Retained earnings		                                      1,312,244    	768,648
Net unrealized losses on securities
available for sale (note 3)		                              (40,000)   	(21,000)

	Total stockholders' equity                             	7,066,567  	6,531,971

Total liabilities and stockholders' equity	           $	77,133,275 	64,826,520



	Trans Pacific Bancorp and Subsidiary
CONSOLIDATED STATEMENTS OF OPERATIONS
Years Ended December 31, 1996, 1995 and 1994

                                                 	1996       	1995       	1994

Interest income:
Loans	                                     $	4,355,304	  3,843,432  	3,298,910
Investment securities, including dividends	   	830,661    	739,133    	655,848
Deposits with banks		                           33,411	     23,240	     36,481
Federal funds sold		                           320,101    	249,237	    268,166

	Total interest income		                     5,539,477  	4,855,042  	4,259,405

Interest expense:
Deposits (note 7)		                          2,083,455	  1,783,252	  1,323,044
Other borrowed funds (note 9)		                 26,034     	15,958	     46,149

	Total interest expense		                    2,109,489   1,799,210  	1,369,193

Net interest income before provision
    (recovery) for loan losses		             3,429,988  	3,055,832  	2,890,212
Provision (recovery) for loan losses (note 4)		(40,000)	    40,000    	173,000

Net interest income after provision
   (recovery) for loan losses		              3,469,988   3,015,832  	2,717,212

Non-interest income:
Gain on sale of loans		                         23,625	          -	          -
Service charges on deposit accounts		          237,084	    282,349	    267,998
Other real estate owned		                            -	          -	     83,982
Other charges and fees		                       378,850	    315,416    	312,013

	Total non-interest income		                   639,559	    597,765	    663,993

Non-interest expense:
Salaries and employee benefits (note 9)		    1,660,556  	1,719,503  	1,626,665
Occupancy 		                                   275,550	    295,734	    325,051
Furniture and equipment	                       	71,691	     96,514	     94,793
Other real estate owned	                            	-	        214	    106,885
Other operating		                            1,028,697	    849,250	    935,120

	Total non-interest expense		                3,036,494	  2,961,215	  3,088,514

Income before income taxes		                 1,073,052    	652,382    	292,691
Income tax expense (note 6)		                  440,000	    207,000	    112,500

 	Net income	                              $	  633,052	    445,382	    180,191

Net income per share	                      $	     0.57	       0.40	       0.16
Average common shares outstanding (note 8)	  1,119,094	  1,118,195	  1,127,305


	Trans Pacific Bancorp and Subsidiary
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
Years ended December 31, 1996, 1995 and 1994


		                                                         	Deferred 	Unrealized
			                                         Compensation-   	Gains     (losses)
                                             			Employee on Securities 	 Total
                  			                              Stock 	Available 	   Stock-
            	      Common Stock  	  Retained  	Ownership   For Sale 	   holder
                	Shares   	Amount 	 Earnings        Plan  Net of Tax    	Equity

Balance at
   Dec. 31,
     1993	   1,143,195 $5,834,827 $  143,075	 $ (71,250)	   $20,250  $5,926,902
Net income	          -          -    180,191         	-	          -	    180,191
Repurchase of
  common
   stock		     (25,000)   (50,504)         -          -	          -	    (50,504)
Debt reduction
   of ESOP        	  -	         -	         -	    45,000          	-    	 45,000
Change in
   unrealized
   gains (losses)
   on securities
   available
   for sale,
   net of tax        -         	-         	-	         -	   (150,750) 	 (150,750)


Balance at
   Dec. 31,
     1994	   1,118,195 	5,784,323  		323,266  		(26,250) 		(130,500)	 5,950,839
Net income          	-          -   	445,382         	-	          -   	 445,382
Debt reduction
   of ESOP	          -         	-         	-	    26,250          	-    	 26,250
Change in
   unrealized
   gains (losses)
   on securities
   available for
   sale, net of
   tax	              -         	-	         -	         -    	109,500   	 109,500

Balance at
   Dec. 31,
   1995	     1,118,195  5,784,323   	768,648         	-    	(21,000)  6,531,971
Net income	          -         	-   	633,052         	-	          -   	 633,052
Dividends paid
   ($0.08 per
   share)            -          -    (89,456)	        -	          -	    (89,456)
Stock options
   exercised	    2,000   	 10,000	         -         	-          	-	     10,000
Change in
   unrealized
   gains (losses)
   on securities
   available for
   sale, net of
   tax	              -	         -	         -	         - 	   (19,000)  	 (19,000)
Balance at
   Dec. 31,
     1996	   1,120,195 $5,794,323 	$1,312,244 	$     	-	$  	(40,000)	$7,066,567




	Trans Pacific Bancorp
CONSOLIDATED STATEMENTS OF CASH FLOWS
Years Ended December 31, 1996, 1995 and 1994


	                                                  1996        1995        1994

Cash flows from operating activities:
Net income	                                 $  	633,052    	445,382    	180,191
Adjustments to reconcile net income to
    net cash provided by operating activities:
Depreciation and amortization		                 204,644     225,133    	250,431
Provision (recovery) for loan losses		          (40,000)	    40,000	    173,000
Provision for real estate owned		                     -	          -	     75,000
Gain on sale of other real estate owned		             -	          -	    (48,135)
Deferred tax expense (benefit)		                (60,600)	    37,700	          -
Increase in accrued interest payable		           26,362     	71,267     	11,183
Increase (decrease) in other liabilities		      442,955	     31,390    	(45,734)
(Increase) decrease in other assets		          (519,557)   	 (8,150)   	300,556

Total adjustments	                              	53,804	    397,340	    716,301

Net cash provided by operating activities		     686,856	    842,722	    896,492

Cash flows from investing activities:
(Increase) decrease in loans funded,
   net of principal collected	               (8,635,898)	(6,012,070)	 6,843,566
Proceeds from principal repayments and
   matured investment securities	            10,802,834  	4,265,543	  7,725,811
Purchase of securities held to maturity		             -          	- 	(8,031,885)
Purchase of securities available for sale	  (14,380,515)	(4,169,277)	(1,556,485)
Net decrease (increase) in
   interest-bearing deposits with banks	        	96,713    	197,304    	(33,848)
Purchase of premises and equipment		            (49,588)   	(22,116)  	(173,409)
Proceeds from sale of other real estate owned		       -	          -  	3,482,593
Purchase of other real estate owned		                 -	          -   	(221,328)

Net cash (used in) provided by investing
   activities	                              (12,166,454)	(5,740,616) 	8,035,015








	continued . . .


	Trans Pacific Bancorp and Subsidiary
CONSOLIDATED STATEMENTS OF CASH FLOWS - CONTINUED
	Years ended December 31, 1996, 1995 and 1994



		                                                  1996	       1995      	1994

Cash flows from financing activities:
Net increase (decrease) in demand
   deposits and savings	                    $	8,769,701   5,458,872  (1,650,467)
Net increase (decrease) in time deposits		    2,077,886  	2,304,879  (6,372,769)
Proceeds from other short-term borrowings		   1,028,326    	186,432  	3,169,448
Repayment of other short-term borrowings		     (608,672)  	(513,917) (3,187,665)
Repurchase of common stock		                          -          	-    	(50,504)
Dividends paid		                                (89,456)         	-          	-
Proceeds from stock options exercised		          10,000	          -          	-

Net cash provided by (used in) financing
  activities		                               11,187,785	  7,436,266 	(8,091,957)

Net (decrease) increase in cash and cash
   equivalents	                                (291,813)	 2,538,372	    839,550
Cash and cash equivalents at beginning of
   year		                                     9,915,611  	7,377,239  	6,537,689

Cash and cash equivalents at end of year	   $	9,623,798  	9,915,611  	7,377,239


Supplemental Disclosures of Cash Flow Information
   Non-cash investing and financing activities:
      Real estate acquired in settlement of
      loans	                                $         -	          -	    181,431
      Reduction of guaranteed ESOP obligation		       -	     26,250     	45,000
      Change in unrealized gains (losses) on
        securities available for sale, net of
        taxes 		                                (19,000)   	109,500    	150,750
      Transfer of held-to-maturity securities
        to available-for-sale		                       -  	6,594,663          	-


   Cash paid for:
      Interest	                             $	2,933,591  	1,799,210  	1,358,010
      Income taxes	                            	152,400    	147,400        	800




Trans Pacific Bancorp and Subsidiary
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


Note 1.	Business and Significant Accounting Policies

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


Summary of Significant Accounting Policies

The consolidated financial statements include the accounts of Bancorp and the Bank, and are prepared in conformity with generally accepted accounting principles and general practices within the banking industry. The following is a summary of significant policies used in the preparation of the accompanying financial statements. In preparing the financial statements, Management has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of income and expenses for the periods presented, in conformity with generally accepted accounting principles. Actual results could differ from those estimates. Certain reclassifications have been made to balances in preceding years to conform to the current year presentation.


Cash and Cash Equivalents

For purposes of reporting cash flows, cash and cash equivalents include cash on hand, amounts due from banks and federal funds sold. Generally, federal funds are purchased and sold for a one day period.


Marketable Investment Securities

Marketable investment securities consist of US Treasury, mortgage-backed, corporate debt securities, and Federal Reserve stock. Bancorp adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 115, Accounting for Certain Investments in Debt and Equity Securities at December 31, 1993. Under SFAS No. 115, Bancorp classifies its debt and marketable equity securities in one of three categories: trading, available-for-sale or held-to-maturity. Trading securities are bought and held principally for the purpose of selling them in the near term. Held-to-maturity securities are those securities in which Bancorp has the ability and intent to hold the security until maturity. All other securities not included in trading or held-to-maturity are classified as available-for-sale. The Bancorp engages in no securities trading activities.



Held-to-maturity securities are recorded at amortized cost, adjusted for the amortization or accretion of premiums or discounts. Available-for-sale securities are recorded at fair value. Unrealized holding gains and losses, net of the related tax effect, on available-for-sale securities are excluded from earnings and are reported as a separate component of stockholders' equity until realized. Unrealized gains and losses associated with transfer of securities from held-to-maturity to available-for-sale are recorded as a separate component of stockholders' equity.

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

Management believes that the allowance for loans losses is adequate. While Management uses available information to recognize losses on loans, future additions to the allowance may be necessary based on changes in economic conditions. In addition, various regulatory agencies, as an integral part of their examination process, periodically review Bancorp's allowance for loan losses. Such agencies may require Bancorp to recognize additions to the allowance based on their judgment of information available to them at the time of their examination.


Premises and Equipment

Premises and equipment are stated at cost less accumulated depreciation, which is computed using the straight-line method over the estimated useful lives of the assets (3 to 20 years). Leasehold improvements are amortized over their estimated useful lives or the terms of the respective leases, whichever is shorter. Fully depreciated assets are removed from Bancorp's Balance Sheet.


Impairment of Long-Lived Assets

In 1995, the Financial Accounting Standard Board issued the Statement of Financial Accounting Standards (SFAS) No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of. Under the provisions of SFAS No. 121, long-lived assets and certain identifiable intangibles to be held and used by an entity are required to be reviewed for impairment whenever events or changes indicate that the carrying amount of an asset may not be recoverable. Bancorp implemented SFAS No. 121 in January 1996. The impact of the adoption of SFAS No. 121 was not material to Bancorp's financial statements.


Stock Option Plan

Prior to January 1, 1996, Bancorp accounted for its stock option plan in accordance with the provisions of Accounting Principles Board ("APB") Opinion No. 25, Accounting for Stock Issued to Employees, and related Interpretations. As such, compensation expense would be recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. On January 1, 1996, Bancorp adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 123, Accounting for Stock-Based Compensation, which permits entities to recognize as expense over the vesting period, the fair value of all stock-based awards on the date of grant. Alternatively, SFAS No. 123 also allows entities to continue to apply the provisions of APB Opinion No. 25 and related Interpretations, and provide pro forma net income and pro forma earnings per share disclosures for employee stock option grants made in 1995 and future years as if the fair value based method defined in SFAS No. 123 had been applied. Bancorp has elected to continue to apply the provisions of APB Opinion No. 25 and provide the pro forma disclosure provisions of SFAS No. 123. The results of the fair value based method defined in SFAS No. 123 did not have a material impact on Bancorp's financial statements.


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


Core Deposit Intangibles

Core deposit intangibles are amortized over the estimated average life (10 years) of the acquired deposit base using the straight line method which is a basis that approximates the anticipated deposit runoff.


Net Income per Share

Net income per share is computed by dividing net income by the average number of shares outstanding during the period. The impact of common stock equivalents, primarily stock options, is not material.


Income Taxes

Bancorp and its subsidiaries file consolidated tax returns. For financial reporting purposes, the income tax effects of transactions are recognized in the year in which they enter into the determination of recorded income, regardless of when they are recognized for income tax purposes. Accordingly, the provisions for income taxes in the consolidated statements of income include charges or credits for deferred income taxes relating to temporary differences between the tax bases of assets and liabilities and their reported amounts in the financial statements.


Note 2.	Restricted Cash Balances

Federal Reserve Board regulations require reserve balances on deposits to be maintained by the Bank with the Federal Reserve Bank. The required reserve balances were $252,000 and $279,000 at December 31, 1996 and 1995, respectively.

As compensation for check clearing and other services, compensating balances of approximately $2,800,000 and $4,900,000 were maintained with correspondent banks at December 31, 1996 and 1995, respectively.




Note 3.	Investment Securities

The amortized cost, unrealized gains and losses, and estimated fair value of major components of available for sale securities at December 31, 1996 and 1995 were as follows:

                            				Amortized 	Unrealized 	Unrealized
1996				                             Cost		     Gains    		Losses		 Fair Value

Available for sale:
US Treasury securities	      $ 	3,281,761     	12,027	    (5,429)   	3,288,359
Government Agency securities	   8,294,103      	3,437   	(54,111)   	8,243,429
Mortgage-backed securities	    	4,552,100	     21,698   	(34,796)   	4,539,002
Corporate debt securities		       807,530	          -   	(10,825)     	796,705
Federal Reserve stock
  and other securities		          540,406          	-	         -      	540,406

                            	$	17,475,900    		37,162	 	(105,161) 		17,407,901


                            				Amortized		Unrealized		Unrealized
1995				                             Cost		     Gains    		Losses	 	Fair Value

Available for sale:
US Treasury securities	      $ 	6,785,849     	22,822     (9,687)   	6,798,984
Government Agency securities	   2,500,000	      2,650         	-    	2,502,650
Mortgage-backed securities		    2,690,646     	24,340   	(15,788)   	2,699,198
Corporate debt securities		     1,366,002	          -   	(52,337)   	1,313,665
Federal Reserve stock
  and other securities		          555,723          	-         	-	      555,723

	                            $	13,898,220	    	49,812  		(77,812)	 	13,870,220


The amortized cost and estimated fair value of investment securities at December 31, 1996 and 1995, by contractual maturity are shown below, except for mortgage-based securities, Federal Reserve stock and other securities which are presented in total. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.



1996		                                      Amortized Cost		    Fair Value

Due in one year or less	                      $ 	2,976,313	     	2,960,060
Due after one year through five years		          9,071,686	     	9,053,039
Due after five years through ten years	           	500,000       		480,000
Mortgage-backed securities	                     	4,552,100	     	4,539,002
Federal Reserve Stock and other securities		       375,800       		375,800

	                                             $	17,475,900    		17,407,901


1995		                                      Amortized Cost    		Fair Value

Due in one year or less	                      $	 5,237,875     		5,242,447
Due after one year through five years		          5,605,299	     	5,564,175
Mortgage-backed securities	                     	2,690,646	     	2,699,198
Federal Reserve Stock and other securities		       364,400       		364,400

	                                             $	13,898,220    		13,870,220


There were no sales of securities during 1996 or 1995. In November 1995, the Financial Accounting Standards Board issued a special report, A Guide to Implementation of Statement No. 115, on Accounting for Certain Investments in Debt and Equity Securities -- Questions and Answers (the Special Report). The Special Report allowed companies to reassess the appropriateness of the classifications of all securities held and account for any resulting reclassification at fair value. Bancorp adopted the reclassification provision stated in the Special Report prior to December 31, 1995 and transferred approximately $6.6 million of held-to-maturity securities into available-for-sale. The unrealized pretax gain upon transfer was approximately $15,000 as of December 31, 1995.

Investment securities with an amortized cost of approximately $2,740,000 and $2,835,000 at December 31, 1996 and 1995, respectively, were pledged to secure public deposits and for other purposes required or permitted by law.


Note 4.	Loan Concentrations and Allowance for Loan Losses

The majority of the Bank's business is done with customers located in Northern California, specifically in the San Francisco Bay Area. The Bank has a significant amount of credit arrangements that are secured by real estate collateral. Generally, the Bank attempts to maintain loan to value ratios no greater than 65 percent on commercial and multi-family real estate loans and no greater than 80 percent on single-family residential real estate loans. At December 31, 1996 and 1995, the Bank had loans outstanding of approximately $26,830,000 and $17,983,000 respectively, that were collateralized by local real estate.



Changes in the allowance for loan losses were as follows:

                                            	1996	        1995        	1994

Balance, beginning of year	             $	403,651     	390,465     	670,116
Provision (recovery) for loan losses		    (40,000)	     40,000     	173,000
Loan charge-offs		                         (3,769)   	(284,860)   	(641,849)
Recoveries of loan charge-offs	          	158,927	     258,046     	189,198

Balance, end of year	                   $	518,809     	403,651     	390,465

Net loan chargeoffs (recoveries) as a
percentage of average total loans		        (0.36)%       	0.08%	       1.24%


Non-accrual loans were $6,199, $45,199, and $352,330, at December 31, 1996,
1995, and 1994, respectively. At December 31, 1996, there were no additional loan commitments to borrowers whose loans were identified as non-accrual.

No loans were restructured during 1996, 1995, and 1994.

The following is a summary of interest foregone on non-accrual and restructured loans for the years ended December 31:


(in thousands)			                            1996	     1995	      1994

Interest income that would have been
recognized had the loans performed
in accordance with their original
terms		                                   $	2,774    	4,474	    18,837
Less: Interest income recognized on
non-accrual and restructured loans		            -	        -         	-

Interest foregone on non-accrual and
restructured loans		                      $	2,774     4,474    	18,837


Bancorp adopted the provisions of Statement of Financial Accounting Standards
(SFAS) No. 114, Accounting by Creditors for Impairment of Loan, as amended by SFAS No. 118, Accounting by Creditors for Impairment of a Loan-Income Recognition and Disclosures, effective January 1, 1995. SFAS No. 114 required entities to measure certain impaired loans based on the present value of future cash flows discounted at the loan's effective interest rate, or at the loan's market value or the fair value of collateral if the loan is collateral dependent. A loan is considered impaired when, based on current information and events, it is probable that Bancorp will be unable to collect all amounts due according to the contractual terms of the loan agreement, including scheduled interest payments. Bancorp generally identifies loans to be reported as impaired when such loans are in non accrual status or are considered troubled debt restructurings due to the granting of a below-market rate of interest or a partial forgiveness of indebtedness on an existing loan. If the measurement of the impaired loans is less than the recorded investment in the loan, impairment is recognized by creating or adjusting an existing allocation of the allowance for loan losses. The adoption of SFAS No. 114 did not have a material effect on Bancorp's financial statements, as Bancorp's policy of measuring loan impairment was consistent with methods prescribed in these standards. At December 31, 1996, the recorded investment in loans for which impairment was recognized in accordance with SFAS No. 114 totaled $6,199, of which there was a related reserve for loan losses of $1,240.

The average balances of Bancorp's impaired loans for the year ended December 31, 1996, was $29,177. In general, Bancorp does not recognize any interest income on loans that are classified as impaired.

Note 5.	Premises and Equipment

The following presents the cost of premises and equipment including leasehold improvements and the related accumulated depreciation and amortization at December 31:

        		                                            1996	          1995

Premises and leasehold improvements		          $	2,142,446     	2,142,446
Furniture, fixtures and equipment				              871,951	       822,368

                                             				3,014,397     	2,964,814
Less accumulated depreciation and amortization		(2,137,926)	   (2,032,261)

Premises and equipment, net			                 $  	876,471       	932,553

Depreciation and amortization expense related to premises and equipment amounted to $103,026, $126,153, and $151,443 in 1996, 1995 and 1994,
respectively.


Note 6.	Income Taxes

Income tax expense (benefit) for the years ended December 31, 1996, 1995, and 1994 consists of:
                                     	1996	        1995	       1994

Current:	Federal	               $		395,600     	166,900     	94,500
	State		                          	105,000       	2,400     	18,000

                              					500,600     	169,300	    112,500

Deferred:	Federal			               (77,600)	    (33,700)	         -
	State			                           17,000	      71,400          	-

                               				(60,600)	     37,700          	-

                              		$		440,000	     207,000    	112,500


A reconciliation of the tax computed at the Federal statutory tax rate to the actual income tax rate on income is as follows:
                                 	1996     	1995     	1994

Income tax expense
at the statutory tax rate		      	34.0%    	34.0%    	34.0%
State income taxes, net			         7.5	      7.5	      4.0
Merger-related expenses			         3.2        	-        	-
Other, net			                     (0.6)     	3.9      	0.4
Change in deferred tax
asset valuation allowance      			(3.1)   	(13.7)       	-

                              				41.0%    	31.7%    	38.4%

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities at December 31, 1996 and 1995 are presented below:

                                                     		1996    	   1995

Deferred tax assets:
Book provision for loan losses in excess of tax	  $ 	     -	      2,800
State taxes			                                       42,600	        800
Premises and equipment, principally due to
differences between depreciation and
amortization charged to income and
amount deducted for tax purposes		                   60,000     	42,200
Adjustment for available-for-sale securities
market valuation			                                  28,000      	7,000
Other, net		                                        	11,700      	8,000
                                                  		142,300     	60,800
Less: valuation allowance			                              -    	(33,700)
Total deferred tax assets		                        	142,300     	27,100

Deferred tax liabilities:
	Tax reserve in excess of book
		provision for loan loss	                         		15,800          	-
Difference between accrual
and cash taxable income		                           	75,600     	57,800

Total deferred tax liabilities			                    91,400     	57,800

Net deferred tax asset (liability)		              $ 	50,900    	(30,700)

Bancorp believes a valuation allowance is not needed to reduce the net deferred tax assets as it is more likely than not that the net deferred tax assets will be realized through recovery of taxes previously paid and/or future taxable income.




Note 7.	Deposits

Time deposits of $100,000 or more and their remaining maturities at December 31 are approximately as follows:

                                                   		1996         	1995

Three months or less                       		$ 	6,419,000    	6,992,000
Four through six months 			                     3,416,000    	1,971,000
Seven through twelve months 			                 2,341,000      	759,000
Over twelve months 	                           	 	408,000      	967,000

                                         				$	12,584,000   	10,689,000

Interest expense on time deposits of $100,000 or more was approximately $603,985, $578,000, and $437,000 for the years ended December 31, 1996, 1995 and 1994 respectively.


Note 8.	Common Stock and Stock Options

Bancorp has adopted a qualified stock option plan for officers and key employees (the Plan) under which a maximum of 100,000 shares of Bancorp's common stock may be issued. The Plan calls for the exercise prices of the options to be equal to or greater than the fair market value of the stock at date of the grant. Since 1984, options for a total of 92,500 shares of common stock have been granted with an option price of $5.00 per share, with full vesting generally occurring within five to seven years of the grant date. The expiration period of vested options ranges from the years 1997 through 2000, or within six months of termination. The number of shares of common stock subject to options and exercisable at December 31, 1996 was 40,500.

In 1990, Bancorp adopted a non-qualified stock option plan for certain of its directors. Persons eligible to receive grants of options under this plan are directors of Bancorp and the Bank. The amount of shares of stock that may be subject to options granted under the plan is limited to 10% of the total number of issued and outstanding shares of Bancorp stock. In October 1990, stock options to acquire 35,000 shares of common stock were granted to the directors with an option price of $5.25 per share. In December 1995, stock options to acquire 28,750 shares of common stock were granted to the directors with an option price of $4.50 per share. These options are immediately exercisable and expire in ten years from the date of grant, or within six months of resignation. No options were granted in 1996 and no options had been exercised as of December 31, 1996. The number of shares of common stock subject to these options and exercisable at December 31, 1996 was 56,250.






The following is a summary of transactions which occurred during 1994, 1995 and 1996:

                                                          	Options Outstanding

                                  		        Officers & Employees    	Directors

December 31, 1993	                                      		57,500	       27,500
Options granted			                                        35,000            	-
Options expired/forfeited		 	                            (30,000)	           -
December 31, 1994			                                      62,500	       27,500
Options granted		                                             	-       	28,750
Options expired/forfeited		 	                                  -            	-
December 31, 1995		                                      	62,500       	56,250
Options granted			                                             -            	-
Options expired/forfeited		                             	(13,000)           	-
Options exercised			                                      (2,000)           	-
December 31, 1996		                                      	47,500       	56,250


Options exercisable at December 31, 1996	                	40,500       	56,250


On October 23, 1995, the Financial Accounting Standards Board issued Statement No. 123, Accounting for Stock-Based Compensation, (SFAS No. 123). Bancorp adopted this statement in 1996 and retained its current method of accounting for stock compensation. Accordingly, no compensation cost has been recognized for either plan. Bancorp did not issue any options in 1996. In 1995, Bancorp issued 28,750 options under the non-qualified stock option plan. Had compensation cost for Bancorp's stock-based compensation plans been determined consistent with SFAS No. 123, Bancorp's net income and earnings per share would have been $388,466 and $0.35, respectively, compared to the as reported amounts of $445,382 and $0.40, respectively, for the year ended December 31, 1995.

The fair value of each option grant for 1995 was estimated on the date of grant using an option pricing model with the following weighted average assumptions: dividend yield of 0 percent, expected volatility of 36 percent, risk-free interest rate of 7.9 percent, and expected life of 10 years. The weighted average fair value of the options granted during 1995 was $2.90.

Under the definitive agreement pursuant to which a private investor group will acquire all of the issued and outstanding shares of Bancorp discussed in Note 17, outstanding options will be converted into the right to receive a cash payment equal to the difference between the strike price and $8.00 per share at closing and a possible subsequent payment from escrowed funds of up to $0.61 per share following the resolution of certain pending contingencies.




Note 9.	Employee Stock Ownership Plan

In July, 1990, Bancorp created an Employee Stock Ownership Plan (ESOP) for the benefit of all employees who have worked for the Bank for one or more years. The ESOP borrowed $180,000 at a variable interest rate from a third party financial institution, to be repaid over a 5 year period. The loan was paid off in 1995. The proceeds from the borrowing were used to purchase 48,400 shares of Bancorp common stock for the ESOP which was pledged as collateral for the borrowing. For the years ended December 31, 1996, 1995, and 1994, the Bank provided cash contributions of $0, $26,250, and $45,000, respectively, which were included in salaries and employee benefits. Interest expense on ESOP debt was $0, $2,600, and $6,300 for 1996, 1995 and 1994, respectively. The ESOP Plan was terminated in December 1996.


Note 10.	Related Party Transactions

In the ordinary course of business, the Bank makes loans to directors, officers, shareholders and their associates on substantially the same terms, including interest rates, origination and commitment fees, and collateral, as comparable transactions with unaffiliated persons, and such loans do not involve more than the normal risk of collectibility. At December 31, 1996, no related party loans were on non-accrual or classified for regulatory reporting purposes.

Total loans made to or guaranteed by the Bank's directors and officers and their related companies totaled $1,934,832 and $2,546,172 at December 31, 1996 and 1995, respectively. Activity related to loans to directors, officers and principal shareholders and their associates for the year ended December 31, 1996 and 1995 is as follows:

                                            		1996	          1995

Balance at December 31, 1995		         $	2,546,172	     2,641,733
New loans or disbursements			            1,145,162       	276,500
Principal repayments			                 (1,251,670)     	(372,061)
Loans of former related parties		        	(504,832)            	-

Balance at December 31, 1996         		$	1,934,832     	2,546,172




Note 11.	Commitments and Contingencies

Bancorp leases certain banking premises under an operating lease that expires April 1, 2001, with a renewal option under similar terms until April 1, 2004. Minimum rental commitments for future years under this noncancelable lease are as follows at December 31, 1996:

              1997	         $	120,000
              1998	          	120,000
              1999	          	120,000
              2000	          	120,000
              2001	           	30,000
                          		$ 510,000

The total rental expense was $120,000 for each of the years ended December 31, 1996, 1995, and 1994.

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

Standby letters of credit and financial guarantees written are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. Financial instruments whose contract amounts represent credit risk at December 31:

                                     		1996           	1995

Commitments to extend credit 		$ 14,539,000     	12,949,000
Standby letters of credit	    	$ 	1,258,000	        775,000


Note 13.	Fair Value of Financial Instruments

The following table presents the carrying amounts and estimated fair values of Bancorp's financial instruments at December 31, 1996. The fair value of financial instruments does not represent actual amounts that may be realized upon any sale or liquidation of the related assets or liabilities. In addition, these values do not give effect to discounts to fair value which may occur when financial instruments are sold in larger quantities. The fair values presented represent Bancorp's best estimate of fair value using the methodologies discussed below.

The respective carrying values of certain on-balance-sheet financial instruments approximated their fair values. These financial instruments include cash and due from banks, interest-bearing deposits in banks, federal funds sold, customers' acceptance liability, accrued interest receivable, other short-term borrowings, acceptances outstanding and accrued interest payable. Carrying values were assumed to approximate fair values for these financial instruments as they are short term in nature and their recorded amounts approximate fair values or are receivable or payable on demand. Bancorp does not use derivative financial instruments.


	                                            1996	                1995
	                                  Carrying	      Fair	  Carrying      	Fair
	                                    Amount	     Value	    Amount	     Value
Financial Assets
	Securities available for sale	$	17,407,901	17,407,901	13,870,220	13,870,220
	Loans		                         47,535,144	47,151,954	38,744,088	38,561,377

Financial Liabilities
	Deposits	                     $	68,411,575	68,421,931	57,563,988	57,607,208




The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

Securities: The fair values of securities classified as available-for-sale are based on quoted market prices at the reporting date for those or similar investments.

Loans: The fair value of fixed rate loans is determined as the present value of expected future cash flows discounted at the interest rate currently offered by Bancorp, which approximates rates currently offered by local lending institutions for loans of similar terms to companies with comparable credit risk. Variable rate loans which reprice frequently with changes in market rates, were valued using the outstanding principal balance. The estimated fair value of loan commitments and contingent liabilities at December 31, 1996, approximated current book values.

Deposits: The fair values of demand deposits, savings deposits, and money market deposits without defined maturities were the amounts payable on demand. For substantially all deposits with defined maturities, the fair values were calculated using discounted cash flow models based on market interest rates for different product types and maturity dates. For variable rate deposits where Bancorp has the contractual right to change rates, carrying value was assumed to approximate fair value. The discount rates used were based on rates for comparable deposits.




Note 14. Condensed Financial Information of Trans Pacific Bancorp (Parent Company Only)

	Condensed Balance Sheets
				December 31,

                                                  		1996          	  1995

Assets:
Cash and due from banks     		               $	   62,803        	  27,884
Investment in subsidiary                			    7,274,521	       6,511,607

Total assets		                               $	7,337,324       	6,539,491

Liabilities:
Other liabilities		                              	65,625	           7,520

Stockholders' Equity:
Common stock		                                	5,794,323       	5,784,323
Retained Earnings			                           1,517,376         	768,648
Net unrealized losses on
 available for sale securities 	              		 (40,000)        	(21,000)

Total liabilities and stockholders' equity	  $	7,337,324       	6,539,491



	Condensed Statements of Operations

				Years Ended December 31,

                                             		1996        	1995       	1994

Income	                                 $	     	978		      1,363     		2,932

Expenses                                  		194,707      	65,297     	55,045

Net loss before equity in undistributed
loss of subsidiary		                       (193,729)    	(63,934)   	(52,113)
Equity in undistributed income
of subsidiary		                             826,781     	509,316    	232,304

Net income	                               $	633,052     	445,382    	180,191



	Condensed Statements of Cash Flows

	Years ended December 31,

                                                 		1996     	1995       	1994

Cash flows from operating activities:
Net income	                                 $ 633,052    	445,382    	180,191
Adjustments to reconcile net income
   to net cash (used in) provided
   by operating activities:
Decrease in other assets                          		-      	5,000          	-
Increase (decrease) in other liabilities		     58,105  	     (553)	    (2,533)
Equity in undistributed income
   of subsidiary	                           	(826,781)  	(509,316)  	(232,304)

Total adjustments	                          	(768,676)	  (504,869)  	(234,837)

Net cash used in operating activities:		     (135,624)   	(59,487)	   (54,646)


Net cash provided by investing activities		         -	          -	          -

Cash flows from financing activities:
Repurchase of common stock		                        -          	-    	(50,504)
Dividends paid		                              (89,457)	         -          	-
Proceeds from stock options exercised		        10,000          	-          	-
Dividend from subsidiary		                    250,000          	-          	-

Net cash provided by (used in)
	financing activities		                       170,543          	-    	(50,504)

Net increase (decrease) in cash and
cash equivalents		                             34,919    	(59,487)  	(105,150)
Cash and cash equivalents at beginning
of year		                                      27,884     	87,371    	192,521

Cash and cash equivalents at end
of year	                                    $ 	62,803	     27,884	     87,371




Note 15.	Capital Adequacy

Bancorp and the Bank are subject to various regulatory capital adequacy requirements administered by the Federal Reserve Board (FRB) and the Office of the Comptroller of the Currency (OCC), respectively. The Federal Deposit Insurance Corporation Improvement Act of 1991 (FDICIA) required that the federal regulatory agencies adopt regulations defining five capital tiers for banks: well-capitalized, adequately capitalized, under capitalized, significantly undercapitalized, and critically undercapitalized. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, would have a direct material effect on Bancorp's financial statements.

Quantitative measures, established by the regulators to ensure capital adequacy, require that Bancorp and the Bank maintain minimum ratios (set forth in the table on the next page) of capital to risk-weighted assets. There are two categories of capital under the guidelines. Tier 1 capital includes common stockholders' equity and qualifying preferred stock less certain intangible assets and certain other deductions. Tier 2 capital includes preferred stock not qualifying as Tier 1 capital, mandatory convertible debt, subordinated debt, certain unsecured senior debt issued by the Parent and the allowance for loan losses, subject to limitations by the guidelines. Tier 2 capital is limited to the amount of Tier 1 capital (i.e., at least half of the total capital must be in the form of Tier 1 capital).

Under the guidelines, capital is compared to the relative risk related to the balance sheet. To derive the risk included in the balance sheet, one of four risk weights (0, 20, 50, and 100 percent) is applied to the different balance sheet and off-balance sheet assets, primarily based on the relative credit risk of the counterparty. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Management believes that, as of December 31, 1996, Bancorp and the Bank met all capital adequacy requirements to which they were subject.

The most recent notification from the OCC categorized the Bank as well capitalized under the FDICIA regulatory framework for prompt corrective action. To be categorized as well capitalized, the institution must maintain a total risk-based capital ratio as set forth in the following table and not be subject to a capital directive order (such as a Formal Agreement). There are no conditions or events since that notification that management believes have changed the Bank's risk-based capital category.




                                                                 			To Be Well
                                                          			Capitalized Under
                                                                 			the FDICIA
                                          		For Capital      	Prompt Corrective
(Amount in thousands)		       Actual			  Adequacy Purposes:		 Action Provisions:
                          Amount			Ratio			Amount			Ratio			    Amount	 		Ratio
As of December 31, 1996:
	Total capital (to risk
  weighted assets)
		 Bank	                   7,694	 14.46%	>=	4,257 >=	8.00%  	 >=	5,322	>=	10.00%
		 Bancorp	                7,486  14.17% >= 4,226	>=	8.00%	   >=	5,283	>=	10.00%
	Tier 1 capital (to risk
  weighted assets)
	 	Bank	                   7,175 	13.48%	>=	2,129 >=	4.00%    >=	3,193 >= 	6.00%
	 	Bancorp	                6,967 	13.19%	>=	2,113 >= 4.00%	   >= 3,170 >=		6.00%
	Tier 1 capital (to
  average assets)
		(Leverage ratio)
		 Bank	                   7,175	  9.62%	>= 2,982	>=	4.00%(1) >=	3,728 >=		5.00%
 		Bancorp	                6,967	  9.39%	>= 2,966	>=	4.00%(1) >=	3,708	>= 	5.00%

As of December 31, 1995:
	Total capital (to risk
 weighted assets)
	 	Bank	                   6,915  17.05%	>=	3,244 >=	8.00%	   >=	4,055 >=	10.00%
 		Bancorp	                6,759 	16.81%	>=	3,216 >= 8.00%	   >=	4,020	>=	10.00%
	Tier 1 capital (to risk
 weighted assets)
		 Bank	                   6,511  16.06%	>= 1,622	>= 4.00%	   >=	2,433 >=		6.00%
 		Bancorp                	6,355 	15.81% >=	1,608	>=	4.00%	   >=	2,412 >=		6.00%
	Tier 1 capital (to
 average assets)
		(Leverage ratio)
	 	Bank	                   6,511	 10.03%	>= 2,596 >= 4.00%(1) >= 3,245	>=  5.00%
 		Bancorp	                6,355	  9.85%	>=	2,582	>=	4.00%(1) >= 3,227 >=		5.00%


(1)	The leverage ratio consists of Tier 1 capital divided by quarterly average assets, excluding intangible assets and certain other items. The minimum leverage ratio guideline is 3% for banking organizations that do not anticipate significant growth and that have well-diversified risk, excellent asset quality, high liquidity, good earnings and, in general, are considered top-rated, strong banking organizations.

Between December 1992 and September 1994, the Bank was required to maintain a Tier 1 capital ratio of at least 10 percent, and a leverage ratio of at least 6 percent, levels higher than the regulatory minimums shown above, under the terms of the Bank's Formal Agreement (see Note 16).


Note 16.	Regulatory Matters

On December 17, 1992, the Bank entered into a Formal Agreement (the Agreement) with the Office of the Comptroller of the Currency (OCC). The Formal Agreement required the Bank to maintain Tier 1 capital of at least 10 percent of risk-weighted assets and Tier 1 capital of at least 6 percent of adjusted total assets. The Agreement also required the following of the Bank: (1) develop a program to improve the effectiveness of Board supervision; (2) develop a program to improve the Bank's loan administration and underwriting; (3) develop and implement an asset review program to ensure the timely identification of problem loans, other real estate owned and other assets; (4) develop and implement a written program to collect or strengthen criticized and classified loan assets; (5) submit a 3 year capital plan for OCC approval; and (6) develop a plan to improve liquidity management. The Agreement also restricted the Bank's ability to pay dividends to Bancorp. On September 8, 1994, the Bank's Formal Agreement with the OCC was terminated, as the Bank had achieved full compliance with the Agreement. On July 22, 1993, Bancorp and the Federal Reserve Bank, Bancorp's primary regulator, signed a Memorandum of Understanding (MOU). This MOU required Bancorp to: (1) report on measures taken to improve the financial condition of Trans Pacific National Bank, (2) report on measures taken to improve the Directors' supervision of Trans Pacific National Bank, and (3) furnish quarterly progress reports that shall include financial statements and information detailing the form and manner of all actions to attain compliance with the MOU. Additionally, Bancorp was required to obtain Federal Reserve approval before: (1) paying cash dividends to shareholders, (2) incurring additional debt, (3) repurchasing outstanding stock, and (4) adding or replacing a Director or senior executive officer. On February 27, 1995, Bancorp's MOU with the Federal Reserve Bank was terminated.

Under the National Bank Act, the Bank is subject to prohibitions on the payment of dividends in certain circumstances and to restrictions on the amount that can be paid to Bancorp without the prior approval of the Office of the Comptroller of the Currency (OCC). Without the Comptroller's approval, dividends for a given year cannot exceed the Bank's net profits, as defined by national bank laws, for that year and retained from the preceding two years. Under this formula, the Bank could have declared dividends to Bancorp of $1,568,000. The Bank paid dividends of $250,000, $0, and $0 to Bancorp in 1996, 1995 and 1994, respectively.


Note 17.	Merger Agreement

On October 18, 1996, Bancorp entered into a definitive agreement pursuant to which a private investor group led by Chicago banker Denis Daly, Sr. will acquire all of the issued and outstanding shares of Bancorp.

Subject to certain terms and conditions, each outstanding share of Bancorp will be converted into the right to receive a cash payment of $8.00 per share at closing and a possible subsequent payment from escrowed funds of up to $0.61 per share following the resolution of certain pending contingencies. The merger will be treated as a purchase for accounting purposes. The shareholders of Bancorp approved the acquisition in December 1996; the acquisition of Bancorp is now subject to approval by regulatory authorities. The transaction is expected to be completed by March 31, 1997.





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

FRANK K.W. WONG
Private Investor

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

JOHN K. WONG
Executive Vice President
Senior Lending Officer
Director

BONNIE L. HAO
Senior Vice President



SAN FRANCISCO BRANCH

GRANT BARNEY SCHLEY
Senior Vice President
Regional Branch Manager



EAST BAY BUSINESS BANKING CENTER

LORRAINE S. BRAUD
Vice President
Branch Manager











TRANS PACIFIC NATIONAL BANK




SAN FRANCISCO BRANCH
COMMERCIAL AND
INTERNATIONAL TRADE DIVISIONS

46 Second Street
San Francisco, CA  94105-3440
Tel:	(415) 543-3377
Fax:	(415) 495-5154
E-mail	info@tpnb.com
Telex:  RCA 210903 TPNB



EAST BAY BUSINESS BANKING CENTER

1442 Webster Street
Alameda, CA  94501-3339
Tel:  (510) 769-1000
Fax:  (510) 769-1180



ADMINISTRATION HEADQUARTERS

46 Second Street
San Francisco, CA  94105-3440
Tel:  (415) 543-3377
Fax:  (415) 495-5154
Telex:  RCA 210903 TPNB